Exhibit 99.1

Notice of Meeting

and Management Information Circular

for

Annual and Special Meeting of Shareholders of

Claude Resources Inc.

to be held on Thursday, May 7, 2015

CLAUDE RESOURCES INC.

Notice of Annual and Special Meeting of Shareholders

TAKE NOTICE that the Annual and Special Meeting (the "Meeting") of the shareholders of CLAUDE RESOURCES INC. (the "Corporation") will be held at the Saskatoon Club, Upper Lounge, 417 - 21st Street East, Saskatoon, Saskatchewan, on Thursday the 7th day of May, 2015 at the hour of 10:00 a.m. (Saskatoon time) for the following purposes:

1.	To receive and consider the report of the directors and audited consolidated financial statements for the year ended December 31, 2014, and the report of the auditor thereon;

2.	To elect directors for the ensuing year;

3.	To appoint KPMG LLP, Chartered Professional Accountants, as auditor for the ensuing year and to authorize the directors of the Corporation to fix their remuneration;

4.	To consider and, if thought appropriate, to pass, with or without variation, an ordinary resolution, the full text of which is set forth in the accompanying information circular, to confirm and approve the continuation of the shareholder rights plan of the Corporation and the amended and restated shareholder rights plan agreement;

5.	To consider and, if thought appropriate, to pass, with or without variation, an ordinary resolution, the full text of which is set forth in the accompanying information circular, to confirm the Corporation’s advance notice policy; and

6.	To transact such other business as may properly come before the Meeting or any adjournment thereof.

Particulars of the matters referred to above are set forth in the accompanying Management Information Circular.

Shareholders who are unable to attend the Meeting are requested to date, sign and return the enclosed form of proxy to Valiant Trust Company, 310, 606 - 4th Street SW, Calgary, Alberta T2P 1T1, in the enclosed self-addressed envelope or to the Chair of the Corporation at Suite 200, 219 Robin Crescent, Saskatoon, Saskatchewan, S7L 6M8, not less than 48 hours prior to the time of the Meeting or any adjournment thereof.

DATED at the City of Saskatoon, in the Province of Saskatchewan, this 26th day of March, 2015.

BY ORDER OF THE BOARD OF

DIRECTORS

Brian R. Booth, P.Geo.

Chair

March 26, 2015

Dear Shareholder:

It is my pleasure to invite you to attend the annual and special meeting of shareholders of Claude Resources Inc. (“Claude”), which will be held on Thursday, May 7, 2015 in Saskatoon at the Saskatoon Club, Upper Lounge, 417 - 21st Street East at 10:00 a.m. It is an opportunity for the Directors and Management of Claude to meet with you, our Shareholders. At the meeting, we will report to you on Claude’s performance in 2014 and our plans for the future.

Included in this package are Claude’s 2015 Notice of Meeting, Management Information Circular, a Form of Proxy, and Mail List Request Form. These materials describe the business to be dealt with at the meeting and provide you with additional information about Claude and its directors and executive officers. Please exercise your rights as shareholders either by attending the meeting in person or by using the enclosed request for voting instructions or form of Proxy.

I thank you for your interest and confidence in Claude and I urge you to exercise your right to vote.

Sincerely,

CLAUDE RESOURCES INC.

Brian R. Booth, P.Geo.

Chair

CLAUDE RESOURCES INC.

Management Information Circular

For the Annual and Special Meeting of Shareholders

to be held on May 7, 2015

SOLICITATION OF PROXIES BY MANAGEMENT

This Management Information Circular is furnished in connection with the solicitation of proxies by or on behalf of the management of Claude Resources Inc. (the "Corporation") for use at the Annual and Special Meeting (the "Meeting") of the shareholders of the Corporation. The information contained herein is current as of March 26, 2015, unless otherwise indicated. The Meeting will be held at the Saskatoon Club, Upper Lounge, 417 - 21st Street East, Saskatoon, Saskatchewan, on May 7, 2015, 10:00 a.m. (Saskatoon time) for the purposes set forth in the accompanying Notice of Annual and Special Meeting of Shareholders (the "Notice"). It is expected that the solicitation of proxies will be primarily by mail. Management of the Corporation may also solicit proxies in person, by telephone, telecopier, e-mail or other electronic or telecommunication devices. The cost of solicitation by or on behalf of Management of the Corporation (“Management”) will be borne by the Corporation.

The Corporation has distributed copies of the Notice, this Management Information Circular and the form of proxy (collectively, the "Documents") to clearing agencies, securities dealers, banks and trust companies or their nominees ("Intermediaries"), for onward distribution to shareholders of the Corporation whose shares are held by or in the custody of those Intermediaries ("Non-Registered Shareholders"). The Intermediaries are required to forward the Documents to Non-Registered Shareholders.

The solicitation of proxies from Non-Registered Shareholders will be carried out by Intermediaries or by the Corporation if the names and addresses of Non-Registered Shareholders are provided by the Intermediaries. The cost of solicitation will be borne by the Corporation.

Non-Registered Shareholders who wish to file proxies should follow the directions of the Intermediary with respect to the procedure to be followed. Generally, Non-Registered Shareholders will either:

(a)	be provided with a form of proxy executed by the Intermediary, but otherwise not completed. A Non-Registered Shareholder may complete the proxy and return it directly to the Corporation; or

(b)	be provided with a request for voting instructions. The Intermediary is required to send to the Corporation an executed form of proxy completed in accordance with any voting instructions received by it.

APPOINTMENT OF PROXIES

The persons named in the enclosed form of proxy are directors and/or officers of the Corporation. A shareholder has the right to appoint a person, who need not be a shareholder, as nominee to attend and act for such shareholder and on such shareholder’s behalf at the Meeting, other than the persons designated in the enclosed form of proxy. A shareholder desiring to appoint some other person as a representative at the Meeting may do so either by inserting such person's name in the blank space provided in the form of proxy or by completing another proper form of proxy and, in either case, delivering the completed form of proxy to Valiant Trust Company, 310, 606 - 4 Street SW, Calgary, Alberta T2P 1T1, in the enclosed self-addressed envelope or to the Chair of the Corporation at Suite 200, 219 Robin Crescent, Saskatoon, Saskatchewan, S7L 6M8, not less than 48 hours prior to the time of the Meeting or any adjournment thereof. Proxies not delivered by the time specified may not be treated as valid for purposes of the Meeting. A shareholder may also vote using the internet at www.valianttrust.com to transmit their voting instructions.

REVOCABILITY OF PROXIES

A shareholder may revoke a proxy:

(a)	by depositing a written notice of revocation executed by the shareholder or the shareholder’s attorney authorized in writing:

(i)	at the registered office of the Corporation at any time up to and including the last business day preceding the day of the Meeting, or any adjournment thereof; or
(ii)	with the chair of the Meeting on the day of the Meeting or any adjournment thereof; or

(b)	in any other manner permitted by law.

EXERCISE OF DISCRETION WITH RESPECT TO PROXIES

The persons named in the enclosed form of proxy will vote the shares in respect of which they are appointed in accordance with the direction of the shareholders appointing them. In the absence of such direction, such shares will be voted FOR the matters referred to in the Notice.

The enclosed form of proxy confers a discretionary authority upon the persons named therein to vote the shares represented thereby as such persons consider best with respect to amendments or variations to matters identified in the Notice, and with respect to other matters which may properly come before the Meeting.

VOTING SECURITIES AND PRINCIPAL HOLDERS OF VOTING SECURITIES

On March 26, 2015, there were 194,261,071 common shares in the capital stock of the Corporation ("common shares") issued and outstanding. Each common share carries the right to one vote. No other voting securities of the Corporation are currently issued and outstanding.

The Board of Directors of the Corporation (the "Board") has fixed April 1, 2015 as the record date for determining shareholders entitled to receive notice of the Meeting. A person shown as a shareholder of record as of the close of business on April 1, 2015 shall be entitled to vote the common shares registered in such person’s name on that date, except to the extent that the person has transferred the ownership of any of such person’s shares after April 1, 2015 and the transferee of those shares produces a properly endorsed share certificate(s) or otherwise establishes that the transferee owns such shares and demands, not later than 10 days before the Meeting, that the transferee’s name be included in the list of shareholders for purposes of the Meeting, in which event the transferee shall be entitled to vote such shares at the Meeting.

To the knowledge of the directors and executive officers of the Corporation, no person beneficially owns, directly or indirectly, or exercises control or direction over shares carrying more than 10% of the voting rights attached to all shares of the Corporation.

BUSINESS TO BE TRANSACTED AT THE MEETING

This Management Information Circular contains information relating to the receipt of the Corporation’s audited consolidated financial statements, the election of directors, the appointment of the auditor of the Corporation, approval of the amended and restated shareholder rights plan and approval of the Corporation’s advance notice policy.

FINANCIAL STATEMENTS

It is necessary at annual meetings that the shareholders of the Corporation receive and consider the consolidated financial statements for the most recently completed fiscal year of the Corporation together with the auditor’s report on such consolidated financial statements. Reference is made to the consolidated financial statements and auditor’s report with respect to the fiscal year ended December 31, 2014. Receipt and review, at the Meeting, of the auditor’s report and the Corporation's consolidated financial statements will not constitute approval or disapproval of any matters referred to therein. These audited consolidated financial statements form part of the 2014 Annual Report, copies of which are available on SEDAR at www.sedar.com and may also be obtained from the Corporate Secretary upon request and will be available at the Meeting.

ELECTION OF DIRECTORS

Management of the Corporation proposes to nominate, and the persons named in the accompanying form of proxy intend to vote in favour of the election, as directors of the Corporation, the persons named below (each, a “Nominee”). Unless otherwise indicated, all of the nominees are now directors and have been for the periods indicated. Each director elected will hold office until the next annual meeting or until his or her successor is elected or appointed, unless his or her office is vacated in accordance with the by-laws of the Corporation or the Canada Business Corporations Act.

Management does not anticipate that any of the proposed nominees will, at the time of the Meeting, be unable to stand for election as a director. However, if any proposed nominee is unable to stand for election as a director, then the persons named in the enclosed proxy have the right to vote for any other alternate nominees in their sole discretion.

The following tables set forth the details with respect to each Nominee and are based upon information furnished by the Nominee concerned. The principal occupations, businesses or employments of each of the Nominees within the past five years are disclosed in brief biographies.

The tables also show the details regarding Board and committee membership and attendance, current directorships held in other public companies, previous voting results, the current share ownership, consisting of common shares beneficially owned, directly or indirectly or controlled or directed, options and deferred share units ("DSUs") (each equivalent to a common share). The tables also provide information on the total market value of the securities held and whether the Nominee's ownership meets the minimum shareholding requirement set by the Corporation. The share ownership requirement for directors is further described on page 25.

Majority Voting

The Board has adopted a policy stipulating that if any incumbent director who is not elected by at least a majority (50% + 1 vote) of the votes cast with regard to his or her election will immediately tender his or her resignation to the Chair of the Board following the meeting. The Board will promptly consider the offer of resignation and decide whether to accept or reject the resignation. The Board will act within 90 days following certification of the shareholder vote. The Board’s decision to accept or reject the resignation offer will promptly be disclosed to the public by press release. The policy does not apply in circumstances involving contested director elections.

Board Diversity

In December 2014, the Corporation adopted a Board Diversity Policy (referred to in this section as the “Policy”). The Corporation recognizes that diversity throughout the organization and at the Board level is valuable as it brings different perspectives to the organization and its decision making. Pursuant to the Policy, the selection of candidates for appointment to the Board will be based on merit. Within the overriding criteria of merit, candidates considered for Board vacancies will bring a diversity of background and industry or related expertise. The Policy provides the factors the Board will consider when evaluating candidates including such criteria as skills, experience, education, gender, age, ethnicity and geographic location. Even prior to the adoption of this Policy the Board recognized the importance of promoting the diversity of its members.

The Policy provides that the Board will annually discuss and agree on the relevant measurable objectives for promoting diversity on the Board in light of the skills required on the Board at that time. The Board considers its level of representation of women when identifying and nominating candidates for election or re-election to the Board. Given the Corporation’s relatively small Board size, the Board will, on a best efforts basis, seek to have at least one woman member.

Term Limits/Retirement Age

The Board has considered whether to adopt term limits or a mandatory retirement age for directors, and has determined not to do so for a variety of reasons. The Board believes that the institutional memory and the perspective of longer service directors with industry experience gleaned through multiple commodity and business cycles is of great benefit. The Board believes that its other policies, including a rigorous Board and director assessment process and majority voting policy, provide effective mechanisms to promote healthy board renewal.

Brian R. Booth, B.Sc.,(1) P.Geo. Age: 55 Vancouver (BC), Canada Director since: April 1, 2012 Independent Areas of Expertise: Mineral Exploration Business Management Strategic Planning Governance

Mr. Booth currently serves as the President and CEO of Pembrook Mining Corp., an exploration company based in Vancouver, BC, Canada. Mr. Booth holds a B.Sc in Geology from McGill University and is also a member of the Professional Geoscientists of Ontario. Mr. Booth began his career as a Geologist on the Casa Berardi gold discoveries in Quebec. He opened Inco's exploration office in Val d'Or, Quebec and is credited with the discovery of the Douay West gold deposit in 1990 and was subsequently appointed to the board of Societe D'Exploration Miniere Vior Inc. In 1994, as Inco's Manager Exploration, Eastern North America, he conducted the preliminary assessment of the Voisey's Bay Ni-Cu-Co discovery . He later relocated to Indonesia to manage Inco's exploration office in Jakarta during which time he was involved, through a joint venture with Highlands Gold, in the discovery of the Beutong copper porphyry in Sumatra. Mr. Booth served as the CEO and President of Lake Shore Gold Corp. and later as a Director. Mr. Booth who serves on the Boards of Pembrook Mining Corp., and Northern Superior Resources Inc. brings more than 30 years experience in mineral exploration throughout Canada, Europe and southeast Asia. Brian became a director of the Corporation in 2012.

Public Board Membership During Last Five Years:

•    Northern Superior Resources Inc. (2007 - 2014)

•    Paget Minerals Corp. (2009 - 2011)

•    Maxy Gold Corp. (2008 - 2010)

Board / Committee Membership:	Attendance:

Board	17 of 17
Audit Committee	5 of 5	100%
Safety, Health & Environmental Committee	4 of 4

Voting Results of 2014 Annual and Special General Meeting:

Votes For:		Votes Withheld:		Total Votes Cast:
29,609,660	95.64%	1,348,914	4.36%	30,958,574

Securities Held as at December 31 (at a market value of $0.315 per Common Share for 2014):	Options Held (as at December 31):
Minimum Share Ownership: Attained

Year	Common Shares (#)	DSUs (#)	Total Common Shares/DSUs (#)	Total Value of Common Shares/DSUs	Number	Average Weighted Exercise Price	Total Exercisable	Value of Exercisable Options
2014	-	661,821	661,821	$208,474	71,239	$1.06	71,239	Nil
2013	-	227,038	227,038	$31,785	71,239	$1.06	71,239	Nil

(1)	Mr. Booth was appointed lead director effective June 10, 2014 and Chair effective January 1, 2015.

Rita M. Mirwald, C.M. Age: 72 Saskatoon (SK), Canada Director since: January 1, 2011 Independent Areas of Expertise: Human Resources Public Relations Strategic Planning Governance

Ms. Mirwald is retired from her role as Senior Vice President, Corporate Services at Cameco Corporation which she held from 1995 to 2009. In this role she was responsible for brand and image development, communications, investor relations, human resources, and government and community liaison. She also played a leading role in the execution of Cameco’s training, employment and community investment programs for First Nations and Metis people of northern Saskatchewan.

In July 2010, Ms. Mirwald was appointed as a member of the Order of Canada.

Ms. Mirwald has a Bachelor of Arts degree and a Diploma of Education from University of Saskatchewan, a Master of Arts from University of Oregon and has completed the executive program at Queen’s University. She is past Chair of the Saskatchewan Institute of Public Policy and the Global Strategies Committee of the World Nuclear Association. Rita became a director of the Corporation in 2011.

Public Board Membership During Last Five Years:

None

Board / Committee Membership:	Attendance:

Board	17 of 17
Human Resources & Compensation Committee (Chair)	2 of 2	100%
Safety, Health & Environmental Committee	4 of 4

Voting Results of 2014 Annual and Special General Meeting:

Votes For:		Votes Withheld:		Total Votes Cast:
19,706,967	63.66%	11,251,607	36.34%	30,958,574

Securities Held as at December 31 (at a market value of $0.315 per Common Share for 2014):	Options Held (as at December 31):
Minimum Share Ownership: Attained

Year	Common Shares (#)	DSUs (#)	Total Common Shares/DSUs (#)	Total Value of Common Shares/DSUs	Number	Average Weighted Exercise Price	Total Exercisable	Value of Exercisable Options
2014	26,500	660,291	686,791	$216,339	90,717	$1.55	90,717	Nil
2013	26,500	225,508	252,008	$35,281	90,717	$1.55	90,717	Nil

Patrick G. Downey,(1) B.Sc., P.Eng.

Age: 54

Vancouver (BC), Canada

Director since: January 30, 2015

Independent

Areas of Expertise:

Operations and Business Management

Health and Safety

Engineering and Technical

Governance

Strategic Planning

Mr. Downey brings over 25 years of international experience in the resource industry. Most recently, Mr. Downey was the President and CEO of Elgin Mining Inc. (“Elgin”), which was acquired by Mandalay Resources Inc. in June 2014. Prior to joining Elgin, Mr. Downey held the position of President, CEO and Director of Aura Minerals Inc. Mr. Downey was President, CEO and Director of Viceroy Exploration Ltd. before its acquisition by Yamana Gold Inc. in 2006. He also served as President of Oliver Gold Corporation and completed the merger of that company to form Canico Resources which was subsequently purchased by Vale Corporation. He has held numerous senior engineering positions at several large scale gold mining operations and has also held operating positions at several mining projects for Anglo American Corporation in South Africa. Mr. Downey holds a Bachelor of Science (Hon.) degree in Engineering from Queen’s University in Belfast, Ireland.

Public Board Membership During Last Five Years:

•    Pan Global Resources Inc. (2008 – Present)

•    Argentex Mining Corporation (2009 – Present)

•    Orezone Gold Corporation (2011 – Present)

•    Elgin Mining Inc. (2011 – 2014)

•    Andina Minerals Inc. (2009 – 2012)

•    Corex Gold Corporation (2003 – 2012)

•    Aura Minerals Inc. (2007 – 2011)

•    Mundoro Capital Inc. (2005 – 2011)

(1)	Mr. Downey was appointed to the Board effective January 30, 2015.

Arnold Klassen,(1) CA, CPA(Illinois) Age: 63 Vancouver (BC), Canada Director since: April 6, 2015 Independent Areas of Expertise: Accounting Finance Governance Business Management

Arnold Klassen is a Chartered Accountant and Certified Public Accountant and has over 35 years of experience in accounting, audit and tax, with over 30 years of experience in the mining industry. Mr. Klassen is currently President of AKMJK Consulting Ltd., a private consulting company, and prior to that was the Vice President of Finance for Dynatec Corporation from 1988 to 2007. Dynatec Corporation was a publicly traded TSX listed company from 1997 to 2007. Mr. Klassen holds a degree in Commerce from the University of British Columbia and spent seven years with KPMG prior to becoming Vice President of Finance with the Tonto Group of Companies from 1984 to 1998. Mr. Klassen has obtained the Institute of Corporate Directors ICD.D designation.

Public Board Membership During Last Five Years:

•    Lake Shore Gold Corporation (2008 – Present)

•    Northern Superior Resources Inc. (2008 – Present)

•    Zincore Metals Inc. (2009 to 2014)

(1)	Mr. Klassen was appointed to the Board effective April 6, 2015.

Brian N. Skanderbeg,(1) P. GEO

Age: 39

Saskatoon (SK), Canada

Director since: November 17, 2014

Not Independent

(Management)

Areas of Expertise:

Management

Health & Safety

Mineral Exploration

Finance

Strategic Planning

Mr. Skanderbeg joined the Corporation in April 2007. He was appointed as President & Chief Executive Officer in November 2014. Prior to his current position, Mr. Skanderbeg was the Senior Vice President and Chief Operating Officer. He previously worked for Goldcorp, Inco Ltd. and Helio Resources, holding positions in both exploration and operations. He holds a B. Sc. from the University of Manitoba, a M.Sc. from Rhodes University, South Africa and brings extensive experience in gold systems which include operational management, cost and asset optimization as well as strategic analysis.

Public Board Membership During Last Five Years:

None

Board / Committee Membership:	Attendance:

Board	1 of 1	100%

Securities Held as at December 31 (at a market value of $0.315 per Common Share for 2014):					Options Held (as at December 31):

Year	Common Shares (#)	RSUs (#)	Total Common Shares/RSUs (#)	Total Value of Common Shares/RSUs	Number	Average Weighted Exercise Price	Total Exercisable	Value of Exercisable Options
2014	261,709	452,174	713,883	$224,873	1,133,902	$0.84	816,142	Nil

(1)	Mr. Skanderbeg was appointed President & CEO and to the Board effective November 17, 2014. As President & CEO of the Corporation, Mr. Skanderbeg is not a member of any Board Committee but will attend meetings of all Committees by invitation, whenever possible.

CORPORATE CEASE TRADE ORDERS and OTHER PROCEEDINGS

Except as disclosed below, no proposed director has, within the 10 years prior to the date of this Management Information Circular, been a director or executive officer of any company that (i) was the subject of a cease trade order or similar order or an order that denied the Company access to any exemption under securities legislation for more than 30 consecutive days, (ii) was subject, after the proposed director ceased to be a director or executive officer, to a cease trade order or similar order or an order that denied the Company access to any exemption under securities legislation for more than 30 consecutive days that resulted from an event that occurred while that person was active in the capacity of director or executive officer, or (iii) during the tenure of the director or executive officer or within one year of the director or executive officer ceasing to act in that capacity, became bankrupt, made a proposal under any legislation relating to bankruptcy or insolvency, or was subject to or instituted any proceedings, arrangement or compromise with creditors or had a receiver, receiver manager or trustee appointed to hold its assets.

Mr. Downey was a director of Sutcliffe Resources Inc. (now “Zoloto Resources Ltd.”) from April 2007 to November 2008. On May 11, 2007, Zoloto Resources Ltd. was issued a cease trade order by the British Columbia Securities Commission (“BCSC”) for failure to file financial statements and an MD&A for the financial year ended December 31, 2006. That cease trade order was revoked on May 11, 2007. Thereafter, a management cease trade order in respect of insiders of Zoloto Resources Ltd. was issued by the BCSC on May 14, 2008 for failure to file financial statements and an MD&A for the financial year ended December 31, 2007 and was revoked on July 8, 2008.

No proposed director has, within 10 years prior to the date of this Management Information Circular, become bankrupt, made a proposal under any legislation relating to bankruptcy or insolvency, or become subject to or instituted any proceedings, arrangements or compromise with creditors or had a receiver, receiver manager or trustee appointed to hold the assets of the proposed director.

DIRECTORS’ ATTENDANCE AT MEETINGS

The following table summarizes the meetings of the Board and its Committees held for the year ended December 31, 2014.

Summary of Board and Committee Meetings held

Board of Directors	17
Audit Committee	5
Human Resources & Compensation Committee (disbanded effective July 1/14)	2
Safety, Health & Environmental (SHE) Committee	4

The attendance of individual directors was set forth previously in the summaries under the heading “Election of Directors”.

The Board and its Committees may conduct “in camera” sessions at which no members of Management or non-independent directors are present. The in camera sessions of the Board are held at such times as the independent directors or the Chair determine advisable. The in camera sessions are intended not only to encourage the Board and its Committees to fully and independently fulfill their mandates, but also to facilitate the performance of their fiduciary duties on behalf of shareholders of the Corporation.

Directors’ Attendance at Annual Meeting

The Corporation encourages Board members to attend the Annual Meeting. At the last Annual Meeting held on May 8, 2014, all of the Board members attended.

APPOINTMENT OF AUDITOR

The Audit Committee and the Board of Directors of the Corporation recommend the reappointment of KPMG LLP (“KPMG”) Chartered Professional Accountants as auditor of the Corporation for the 2015 fiscal year.

KPMG has served shareholders as the Corporation’s independent auditor for approximately 21 years, beginning in 1993. The persons named in the enclosed form of proxy intend to vote FOR the reappointment of KPMG Chartered Professional Accountants as auditor of the Corporation, to hold office until the next annual meeting of the shareholders, at a remuneration to be approved by the Audit Committee and the Board.

Auditor’s Fees

The aggregate fees for professional services rendered by KPMG for the 2014 and 2013 fiscal years are shown in the table below:

	2014	2013
Audit Fees(1)	$175,375	$206,700
Audit-Related Fees	-	-
Tax Fees	-	-
All Other Fees	-	-
Total	$175,375	$206,700

(1)	Audit fees were for KPMG services in respect of the audit of the December 31, 2014 consolidated financial statements.

Pre-Approval Policies & Procedures

The Audit Committee has adopted a policy that requires pre-approval by the Audit Committee of audit services and other services within permissible categories of non-audit services. The policy prohibits the Corporation from engaging the auditor for “prohibited” categories of non-audit services.

APPROVAL OF AMENDED AND RESTATED SHAREHOLDER RIGHTS PLAN

At the Meeting, Shareholders will be asked to approve an amended and restated shareholder rights plan.

Introduction

A rights plan is a common mechanism used by public companies to encourage the fair and equal treatment of its shareholders in the face of a take-over initiative, and to give a board more time to identify, develop and negotiate value-enhancing alternatives, if considered appropriate by the board in the circumstances.

Under a rights plan, rights to purchase common shares are issued to all shareholders. At first, the rights are not exercisable. However, if a person or group proceeds with a take-over bid for 20% or more of the target company's shares that does not meet the "permitted bid" criteria set out in the plan, the rights plan is triggered and the rights (other than those owned by the acquiring person and its joint actors) become exercisable for shares at half the market price at the time of exercise, causing substantial dilution and making the take-over bid uneconomical.

The Corporation's Rights Plan

The Corporation first established a shareholder rights plan (referred to in this Section as the "2009 Rights Plan") on March 27, 2009. The 2009 Rights Plan was last confirmed and approved by Shareholders on May 10, 2012.

The Board believes that it is advisable and in the best interest of the Corporation to continue the 2009 Rights Plan for another three-year term and has approved an amended and restated rights plan agreement (the "2015 Rights Plan") to be presented to the shareholders of the Corporation at the Meeting.

A summary of the terms and conditions of the 2015 Rights Plan is set out in Appendix C to this Circular. This summary is qualified in its entirety by the full text of the draft 2015 Rights Plan, a copy of which is available by request made in writing to the Corporation at 200 - 219 Robin Crescent, Saskatoon, SK S7L 6M8, or made by phone at (306) 668-7505, facsimile at (306) 668-7500 or e-mail at rjohnson@clauderesources.com.

The Corporation has reviewed the 2015 Rights Plan for conformity with current practices of Canadian companies. The Corporation believes that the 2015 Rights Plan preserves the fair treatment of Shareholders, is consistent with current best Canadian corporate practice and addresses institutional investor guidelines. The 2015 Rights Plan contains substantially the same terms and conditions as the 2009 Rights Plan.

The 2015 Rights Plan is not being adopted in response to or in anticipation of any pending or threatened take-over bid, does not reduce the duty of the Board to act honestly, in good faith and in the best interest of the Corporation, and to act on that basis if any offer is made, and is not intended to and does not entrench the Board. The 2015 Rights Plan does not interfere with the legal rights of Shareholders to change the Board through proxy voting mechanisms, does not create dilution unless the 2015 Rights Plan is triggered and does not change the way in which Common Shares trade.

Purpose of the 2015 Rights Plan

The objectives of the 2015 Rights Plan are to encourage the fair treatment of Shareholders in connection with any initiative to acquire control of the Corporation, to ensure, to the extent possible, that the Shareholders and the Board have adequate time to consider and evaluate any unsolicited take-over bid made for all or a portion of the outstanding shares of the Corporation and to ensure, to the extent possible, that the Board has adequate time to identify, develop and negotiate value-enhancing alternatives, as appropriate.

Take-overs do not always result in shareholders receiving fair or equal treatment or full or maximum value for their investment. Take-over bids may be discriminatory or coercive and may be initiated at a time when the board of directors of a target Corporation needs more time to respond. The purpose of the 2015 Rights Plan is to address the following concerns that are widely held to be inherent in the provisions of current securities laws governing take-over bids in Canada.

1. Time

Many believe that the 35-day minimum bid period allowed by Canadian securities laws is not enough time for the board of directors of the target company to evaluate a take-over bid, explore, develop and pursue alternatives which it believes may be preferable to the take-over bid or which could maximize Shareholder value, and make reasoned recommendations to the Shareholders. Under the 2015 Rights Plan, a permitted bid must remain open for 60 days after the offer date of the bid rather than the statutory minimum of 35 days, and then for another 10 business days following public announcement that more than 50% of the outstanding shares held by independent shareholders have been deposited or tendered and not withdrawn for purchase by the bidder.

2. Pressure to Tender

Shareholders may feel pressure to tender to a take-over bid that they think is inadequate because otherwise, they might be left with minority shares that are discounted or hard to sell. This is of particular concern in circumstances where the bidder can gain a control position without acquiring all of the shares, by making a partial bid (for less than all of the shares) or by waiving a minimum tender condition. Under the 2015 Rights Plan, a permitted bid must remain open for another 10 business days after the expiry of the minimum take-over bid period following public announcement that more than 50% of the outstanding shares held by independent shareholders have been deposited or tendered and not withdrawn for purchase by the bidder. This permits a Shareholder to accept the bid after a majority of the independent shareholders have decided to accept the bid, and lessens concern about undue pressure to tender to the bid.

3. Unequal Treatment of Shareholders

Under Canadian securities laws, a bidder can gain control or effective control of the Corporation without paying full value, without obtaining Shareholder approval and without treating all of the Shareholders equally. For example, a bidder could acquire blocks of shares by private agreement from one or a small group of Shareholders at a premium to market price which is not shared with the other Shareholders. In addition, a person could slowly accumulate shares through stock exchange acquisitions which may result, over time, in an acquisition of control or effective control without paying a control premium or without sharing of any control premium among all Shareholders fairly. These are generally known as creeping bids. Under the 2015 Rights Plan, in order to meet the permitted bid criteria, any person or group offering to acquire 20% or more of the Corporation's shares must make the offer to all Shareholders on the books of the Corporation.

Effect of the 2015 Rights Plan

The 2015 Rights Plan is not intended to and will not prevent take-over bids that are equal or fair to Shareholders. For example, Shareholders may tender to a bid that meets the “permitted bid” criteria set out in the 2015 Rights Plan without triggering the 2015 Rights Plan, even if the Board does not feel the bid is acceptable. Even in the context of a bid that does not meet the “permitted bid” criteria, the Board must consider every bid made, and must act in all circumstances honestly and in good faith with a view to the best interests of the Corporation.

Furthermore, any person or group that wishes to make a take-over bid for the Corporation may negotiate with the Board to have the 2015 Rights Plan waived or terminated, subject in both cases to the terms of the 2015 Rights Plan, or may apply to a securities commission or court to have the 2015 Rights Plan terminated. Both of these approaches provide the Board with more time and control over the process to enhance Shareholder value, lessen the pressure upon Shareholders to tender to a bid and encourage the fair and equal treatment of all independent shareholders in the context of an acquisition of control.

Resolution

At the Meeting, Shareholders will be asked to consider, and if thought appropriate, to pass an ordinary resolution of shareholders (the "Rights Plan Resolution") substantially in the following form:

"BE IT RESOLVED that the shareholder rights plan of Claude Resources Inc. (the "Corporation") be continued, and the amended and restated shareholders rights plan agreement to be entered into between the Corporation and Valiant Trust Company, which amends and restates the shareholder rights plan agreement dated as of March 27, 2009 between the Corporation and Valiant Trust Company, as rights agent, which continues the issuance of the rights, be and is hereby confirmed and approved. Any director or officer of the Corporation is authorized to do all such things and to execute, under the Corporation's corporate seal or otherwise, and deliver all such instruments, agreements and other documents as in such person's opinion may be necessary or desirable in connection with the foregoing."

If the Rights Plan Resolution is passed by the Shareholders at the Meeting, the 2015 Rights Plan will take effect. If the Rights Plan Resolution is not passed at the Meeting, then the 2009 Rights Plan and all Rights issued thereunder will be of no further force and effect.

Recommendation of the Board

The Board believes that the passing of the Rights Plan Resolution is in the best interests of the Corporation and recommends that the shareholders vote FOR this resolution.

Unless otherwise instructed by a shareholder, the persons named in the accompanying form of proxy will vote for this resolution in the form above.

APPROVAL OF ADVANCE NOTICE POLICY

Effective February 19, 2015, the Board approved the adoption by the Corporation of By-law No. 3 - Advance Notice Policy (the "Advance Notice Policy") providing for advance notice requirements for the nominations of directors. The Advance Notice Bylaw is in effect until it is confirmed, confirmed as amended or rejected by shareholders at the Meeting. If confirmed or confirmed as amended, the Advance Notice Policy will continue in effect in the form in which it is so confirmed. If shareholders reject the confirmation of the Advance Notice Policy, it will cease to have effect following the termination of the Meeting.

The Advance Notice Policy provides that advance notice to the Company must be made in circumstances where nominations of persons for election to the Board are made by shareholders other than pursuant to: (a) a "proposal" made in accordance with The Canada Business Corporations Act; or (b) a requisition of a meeting made pursuant to The Canada Business Corporations Act.

The purpose of the Advance Notice Policy is to provide shareholders, the Board and management of the Corporation with a clear framework for director nominations to help ensure orderly business at shareholder meetings. Among other things, the Advance Notice Policy fixes a deadline by which a nominating shareholder must submit director nominations to the Corporation prior to any annual or special meeting of shareholders. It also specifies the information that a nominating shareholder must include in the notice to the Corporation in order for any director nominee to be eligible for election at any annual or special meeting of shareholders.

The directors of the Corporation are committed to:

(a)	facilitating an orderly and efficient annual general or, where the need arises, special meeting, process;

(b)	ensuring that all shareholders receive:

(i)	adequate notice of the director nominations; and

(ii)	sufficient information in advance of the annual general or special meeting with respect to all director nominees and the ownership interests, including derivatives, hedged positions and other economic incentives and voting interests, of the nominating shareholder in order to assess the qualifications of the proposed nominees for election to the Board and the nature of the nominating shareholder's interest in the Corporation; and

(c)	allowing shareholders to register an informed vote having been afforded reasonable time for appropriate deliberation.

No person nominated by a shareholder will be eligible for election as a director of the Corporation unless nominated in accordance with the provisions of the Advance Notice Policy.

In the case of an annual meeting of shareholders, notice to the Corporate Secretary of the Corporation must be made not less than 30 days prior to the date of the annual meeting; provided, however, that in the event that the annual meeting is to be held on a date that is less than 50 days after the date on which the first public announcement of the date of the annual meeting was made, notice may be made not later than the close of business on the 10th day following such public announcement.

In the case of a special meeting of shareholders (which is not also an annual meeting), notice to the Corporation must be made not later than the close of business on the 15th day following the day on which the first public announcement of the date of the special meeting was made.

The Board may, in its sole discretion, waive any requirement of the Advance Notice Policy.

A copy of the Advance Notice Policy is attached to this Management Information Circular as Appendix D.

At the Meeting, shareholders will be asked to consider and, if thought appropriate, to pass an ordinary resolution of shareholders (the "Advance Notice Policy Resolution") substantially in the following form:

"BE IT RESOLVED as an ordinary resolution of the holders of common shares of Claude Resources Inc. (the "Company") that:

1.	By-law No. 3 - Advance Notice Policy, in the form attached as Appendix D to the Management Information Circular dated March 26, 2015 of the Company, is hereby confirmed as a by-law of the Company.

2.	Any director or officer of the Company is authorized to do all such things and to execute, under the Company's corporate seal or otherwise, and deliver all such instruments, agreements and other documents as in such person's opinion may be necessary or desirable in connection with the foregoing.

3.	Notwithstanding the passing of this resolution, the board of directors of the Company may revoke this resolution at any time before it is acted upon, without further approval of the shareholders, if the board of directors of the Company determines, in its sole and absolute discretion, that such revocation is in the best interests of the shareholders."

Recommendation of the Board

The Board believes that the passing of the Advance Notice Policy resolution is in the best interests of the Corporation and that shareholders vote FOR this resolution.

Unless otherwise instructed by a shareholder, the persons named in the accompanying form of proxy will vote for this resolution in the form above.

SHAREHOLDER PROPOSALS

The final date by which the Corporation must receive a proposal for any matter that a person entitled to vote at an annual meeting of the Corporation proposes to raise at the 2016 annual meeting of the Corporation is February 5, 2016.

CORPORATE GOVERNANCE

The Corporation, its Board and Management are committed to the highest standard of corporate governance. The Board, previously through its Nominating & Corporate Governance Committee which was disbanded January 1, 2014, continually evaluates and enhances the Corporation’s corporate governance practices by monitoring regulatory developments in Canada and the United States affecting corporate governance and transparency of public company disclosure.

As a Canadian reporting issuer with securities listed on the TSX and registered with the U.S. Securities & Exchange Commission (“SEC”), the Corporation complies with the applicable regulatory requirements concerning corporate governance in both Canada and the United States.

In Canada, the Corporation complies with corporate governance rules of the Canadian securities regulatory authorities in all of the provinces of Canada. The Corporation discloses its corporate governance practices in accordance with National Instrument 58-101 (“NI 58-101”) in reference to the benchmarks set out in National Policy 58-201 “Corporate Governance Guidelines”.

In the United States, the Corporation is required to comply with the provisions of the Sarbanes-Oxley Act of 2002 and the rules adopted by the SEC pursuant to that Act as applicable to a foreign private issuer.

To comply with the applicable corporate governance standards and achieve those best practices, the Board has adopted “Corporate Governance Principles”, “Codes of Conduct”, and Board and Committee Charters.

In accordance with NI 58-101, the Corporation annually discloses information relating to its system of corporate governance. Details of the Corporation’s corporate governance practices are described in Appendix A to this Management Information Circular. Furthermore, in accordance with the requirements of NI 58-101, the text of the Board’s Charter is attached as Appendix B.

COMMITTEE REPORTS

The Board has established three committees to assist in exercising its responsibilities: the Audit Committee, the Human Resources & Compensation Committee and the Safety, Health & Environmental Committee. Each committee has provided a report below which describes the composition of the committee, its responsibilities and key activities. On June 10, 2014 the Board re-examined the Corporation’s committee structure and determined that the Human Resources & Compensation Committee should be disbanded, effective July 1, 2014. The duties and responsibilities of this committee have been assumed by the Board.

Audit Committee

The Board has determined that all of the members of the Audit Committee (sometimes referred to in this section as the “Committee”) are independent directors under applicable laws, rules and regulations in Canada and the United States. The Board has determined that each member of the Audit Committee is “financially literate” within the meaning of the rules of the Canadian securities regulatory authorities in all of the provinces of Canada relating to audit committees. The Board has determined that Ronald J. Hicks, CPA, CA (Chair) qualifies as an “audit committee financial expert” as defined by rules of the SEC.

This Committee is responsible for assisting the Board in its oversight of the integrity of the Corporation’s financial statements, the qualifications, performance and independence of the external auditor, KPMG, the adequacy and effectiveness of internal controls, and compliance with legal and regulatory requirements. The Committee has the authority to retain and set the compensation of independent counsel and other external advisors, as it deems necessary, at the expense of the Corporation.

The Committee is responsible for recommending the appointment and revocation of the appointment of the external auditor and for recommending the external auditor’s remuneration. The Committee is directly responsible for the oversight of the work of the external auditor, including resolution of differences between Management and the external auditor regarding financial reporting. It has sole authority to approve all audit engagement fees and terms, as well as the provision of any legally permissible non-audit services provided by the external auditor, and has established policies and procedures for the pre-approval of audit and legally permissible non-audit services. The Committee is responsible for reviewing the independence and objectivity of the external auditor, including reviewing any relationships between the external auditor and the Corporation that may affect the external auditor’s independence and objectivity. The Committee is also charged with reviewing any audit issues raised by the external auditor and Management’s response thereto. The Committee has the authority to communicate directly with the external auditors.

Management of the Corporation is responsible for the preparation, presentation and integrity of the Corporation’s financial statements and for maintaining appropriate accounting and financial reporting principles, policies, internal controls and procedures designed to ensure compliance with accounting standards and applicable laws and regulations. The external auditor is responsible for planning and carrying out, in accordance with professional standards, an audit of the Corporation’s annual financial statements. The Committee is responsible for reviewing the adequacy and effectiveness of these activities.

In addition, the Committee has established a Whistleblower Policy which contains procedures for the receipt and resolution by the Corporation of complaints concerning accounting, auditing, internal accounting controls or other matters, as well as procedures for the confidential and anonymous submission by employees or others of concerns regarding these matters.

Annually, the Committee reviews its Charter and its own effectiveness in fulfilling its mandate. The Committee is satisfied that it has appropriately fulfilled its mandate to the best of its ability for the year ended December 31, 2014.

The Committee met five times this year and its key activities are summarized below:

•	reviewed and discussed with Management the quarterly financial statements and reviewed and discussed with Management and KPMG the annual audited financial statements for the year ended December 31, 2013;
•	recommended for approval by the Board the quarterly unaudited financial statements, the audited financial statements for the year ended December 31, 2013, earnings releases on quarterly and annual results, the 2013 Annual Information Form, the 2013 Annual Report, the 2013 Information Circular and the Corporation’s annual report on Form 20-F for the year ended December 31, 2013 to be filed with the SEC. The Committee’s recommendations were based on the reports and discussions described in this report and subject to the limitations on the role and responsibilities of the Committee in its charter;
•	discussed with KPMG their responsibilities in performing the audit in accordance with Canadian generally accepted auditing standards and the design of the audit. The objectives of the audit are to express opinions on the fairness of the presentation in the Corporation’s consolidated financial statements;
•	discussed with KPMG matters arising from the audit that are required to be discussed under Canadian generally accepted auditing standards and the standards of the Public Company Accounting Oversight Board (“PCAOB”);
•	received the written disclosures and the letter from KPMG required by Canadian generally accepted auditing standards, and by Rule 3526, Communication with Audit Committees Concerning Independence, as adopted by the PCAOB, which disclose all relationships between the Corporation and its related entities and the external auditor and its related entities that, in the external auditor’s judgment, may reasonably be thought to bear on its independence, and which confirm the independence of KPMG from the Corporation. In connection with its assessment of the independence of the external auditor, the Committee has discussed with KPMG that firm’s independence;
•	as part of its oversight responsibility, the Committee requires that Management implement and maintain appropriate internal control procedures, including internal control over financial reporting. During the year, the Committee reviewed and monitored the Corporation’s compliance with the certification requirements of Section 404 of the Sarbanes-Oxley Act of 2002;
•	met two times with KPMG without Management present to discuss and review specific issues as the Committee deemed appropriate;
•	reviewed the performance of KPMG;
•	as part of a comprehensive review of the Corporation’s external audit, the Committee undertook a robust request for proposal (“RFP”) process;
•	approved policies and procedures for the pre-approval of services to be performed by KPMG and pre-approved all engagements with the external auditor, KPMG, reviewed the scope of the annual audit examination, received summaries of observations and recommendations regarding accounting and reporting matters arising from the year-end audit, and approved all fees of KPMG;
•	discussed with Management and KPMG significant estimates and areas of judgement regarding accounting principles and financial statement presentation and the overall quality of its financial reporting;
•	received regular updates from Management on changes to accounting standards; reviewed and approved changes to accounting policies and monitored the implementation of International Financial Reporting Standards;

•	reviewed the Corporation’s major financial risk exposures and the steps Management has taken to monitor and control such exposure;
•	approved, subject to Board and shareholder approval, the selection of KPMG as the Corporation’s external auditors for 2014;
•	reviewed Management’s analysis of commitments and contingencies, if any;
•	monitored Management’s improvement of the supply chain management system;
•	monitored Management’s improvement of mill security process and procedures;
•	received regular reports from the Corporation’s Disclosure Committee; and
•	received regular updates from Management on debt covenant compliance.

This report has been adopted and approved by the members of the Audit Committee.

Members: Ronald J. Hicks, CPA, CA (Chair), J. Robert Kowalishin and Brian Booth.

Human Resources & Compensation Committee

As part of ongoing company-wide cost control initiatives, the Board continued the reorganization of its committee structure and disbanded the Human Resources & Compensation Committee (sometimes referred to in this section as the “Committee”) effective July 1, 2014. The responsibilities that had been delegated to this Committee were returned to the independent members of the Board.

Prior to this action, the Committee held two meetings in 2014 and was responsible for advising the Board on compensation and human resources principles, as well as related policies, programs and practices designed to achieve the strategic goals and financial objectives of the Corporation. At each of its meetings the Committee, composed entirely of independent directors, had the opportunity to hold an “in-camera” session without Management present. The Committee chose to do so for both of its meetings.

The Committee also made recommendations to the Board on the 2014 compensation of directors and executive Management, including the CEO and those executives whose compensation is set forth in the Report on Executive Compensation.

The final amount of compensation for the CEO was based on the Committee’s assessment of the CEO’s performance against the Corporation’s 2013 annual goals and objectives. Compensation for the Senior Vice President & Chief Operating Officer and Vice Presidents was based on the recommendation from the CEO.

During its shortened tenure, the Committee met two times in 2014 and after dissolution, the Board carried out the following key activities as part of its annual work plan:

•	retained Mercer as an independent human resources consultant (fees for consultant services: 2014 - $1,500; 2013 - $10,983), to review the Corporation's compensation philosophy, programs and practices, where necessary;
•	monitored emerging market trends, developments in compensation design, practices and disclosure;
•	stress-tested the target award levels, weighting of performance objectives, and individual and corporate performance measures under the Short-Term and Long-Term Incentive Plans and approved changes to the target award levels for implementation in 2014;
•	reviewed internal comparator benchmarking analysis for director’s compensation and approved certain changes to directors’ compensation;
•	recommended to the Board certain 2014 corporate goals and objectives that are the key performance guidelines for the executive compensation program;
•	reviewed corporate performance against the goals and objectives approved by the Board;
•	assessed the annual performance of the CEO against corporate goals and objectives;
•	reviewed base salary levels, short-term incentive and long-term incentive awards, if any, for the CEO, Senior Vice President & Chief Operating Officer and Vice Presidents;

•	reviewed the development and implementation of an employee Restricted Share Unit Plan;
•	updated the Corporation’s comparator group;
•	reviewed the succession plans for executive Management to ensure effective leadership development is in place;
•	completed a seamless CEO transition process;
•	negotiated the compensation and benefits package for the Interim President & CEO;
•	reviewed employment contracts for the CEO, Senior Vice President & Chief Operating Officer and Vice Presidents; and
•	submitted its recommendations regarding the above matters to the Board for approval, where required.

This report has been adopted and approved by the independent members of the Board of Directors.

Independent Members of the Board: Brian R. Booth (Chair), Rita M. Mirwald, Ronald J. Hicks, CPA, CA, and J. Robert Kowalishin.

Safety, Health & Environmental Committee

The Safety, Health & Environmental Committee (sometimes referred to in this section as the “Committee”) is responsible for the review of safety, health and environmental policies and programs, to oversee the Corporation’s safety, health and environmental performance, to monitor current and future regulatory issues and to make recommendations, where appropriate, on significant matters in respect of safety, health and environmental matters to the Board.

The Committee recognizes that independence from Management is fundamental to its effectiveness. Accordingly, the Committee was composed solely of independent directors. At each of its meetings the Committee has the opportunity to hold an “in-camera” session without Management present.

Annually, the Committee reviews its Charter and its own effectiveness in fulfilling its mandate. The Committee is satisfied that it has appropriately fulfilled its mandate to the best of its ability for the year ended December 31, 2014.

The Committee met four times in 2014 and its key activities are summarized below:

•	reviewed Safety, Health and Environmental Policies to ensure Claude is not only compliant with all regulations but strives to be a leader in this area;
•	monitored progress in the development and implementation of the Safety, Health and Environmental Management System;
•	reviewed all safety, health and environmental contraventions and orders, if and when issued, by regulatory agencies and monitored remediation;
•	monitored remediation efforts after environmental incidents;
•	reviewed all incident reports and statistics; reviewed minutes of all internal OH&S committee meetings;
•	received quarterly Management certification that all required environmental reporting requirements had been met;
•	reviewed reports of regular, documented fire drills and monitored remediation of camp fire protection and alarm systems;
•	monitored relevant reports, publications and statistics from governmental regulatory agencies and industry peer groups;
•	reviewed quarterly Management reports on Safety, Health and Environmental Enterprise Risk Management;
•	monitored relevant data and reports from outside consultants engaged in environmental and safety compliance issues; reviewed/monitored decommissioning plan submissions to and communications with regulatory authorities;

•	visited Seabee Gold Operation, toured sites and facilities and conducted meetings with operation's team leaders;
•	received quarterly Management updates on duty to consult initiatives and licensing applications;
•	monitored training initiatives and opportunities;
•	reviewed the mandate of the Committee;
•	reviewed the Chair position description; and
•	submitted its recommendations regarding the above matters to the Board for approval, where required.

This report has been adopted and approved by the members of the Safety, Health & Environmental Committee.

Members: J. Robert Kowalishin (Chair), Rita M. Mirwald, Brian Booth.

COMPENSATION AND OTHER INFORMATION

Board of Directors’ Compensation

Compensation Philosophy and Objectives:

The philosophy and benchmarking with respect to director compensation is the same as for executive compensation, as discussed on page 27. The director compensation program is designed to attract and retain highly qualified individuals with the capability to meet the demanding responsibilities of Board members. The Board believes that the combination of share ownership guidelines plus the greater emphasis on the equity component of director compensation as well as the requirement for directors to retain all DSUs until retirement effectively aligns the interests of directors with those of its shareholders. The Board believes that the director compensation program provides for competitive and reasonable compensation levels.

The Board follows a formal performance assessment process to ensure director effectiveness and encourage director engagement.

Review and Assessment:

The Board reviews director compensation once a year and will adjust compensation levels when considered appropriate or necessary to recognize benchmarking results, workloads, time commitment and responsibility of Board and committee members.

In December 2013 the Board reviewed an internal benchmarking analysis of director compensation using the same comparator companies referenced in the discussion of executive compensation. Based on this study, the Board temporarily reduced the equity component of total director compensation by $25,000.

Director Compensation for 2014:

Annual Retainer:	Chair of the Board - $40,000;
Chair of the Audit Committee - $32,500;
Chair of the SHE Committee - $27,500; and
Chair of HRC Committee - $27,500;

Director - $20,000.

Attendance fees:	$1,000 for each Board meeting;
$1,000 for each Committee meeting, other than the Audit Committee; and
$1,500 for each Audit Committee meeting.

Equity Compensation:	Up to $62,500 fully-vested common share stock options and $62,500 fully-vested DSUs, or combination thereof. Both stock options and DSUs are to be granted to each director as of January 1 of each year.

The Board temporarily reduced the equity component of director compensation by $25,000 to $100,000 - all of which were delivered in the form of DSUs.

Directors are reimbursed for certain travel and other expenses incurred in attending meetings and the performance of their duties.

As discussed previously, as part of the Corporation’s cash flow optimization plan the Human Resources and Compensation Committee was disbanded effective July 1, 2014. This represents the third committee disbanded in the past 12 months (the Nominating & Corporate Governance and Reserves Committee were previously disbanded). The independent members of the Board have assumed the duties of these committees.

Director Compensation for 2015

Based on additional comparator group analysis undertaken during the latter half of 2014, the Board believed director compensation levels required adjustment. It was determined that the equity component of compensation was higher than median while the Chair and Audit Chair retainers were relatively low. Accordingly, effective January 1, 2015, the Board chair’s retainer will increase to $70,000 from $40,000 and that of the Audit chair’s to $42,500 from $32,500.

Further, the Board approved the permanent reduction in the equity component of total direct compensation by $50,000. With the reduced Board size, fewer committees and decreased equity compensation, forecast Board costs are expected to decrease significantly.

Annual Retainer:	Chair of the Board - $70,000;
Chair of the Audit Committee - $42,500;
Chair of the SHE Committee - $27,500; and

Director - $20,000.

Attendance fees:	$1,000 for each Board meeting;
$1,000 for each SHE Committee meeting; and
$1,500 for each Audit Committee meeting.

Equity Compensation:	a permanent reduction to $75,000 per year from $125,000 per year. The equity component can be a combination of DSUs, stock options or other as determined by the Board.

Deferred Share Unit Plan:

Effective January 1, 2012, the Board implemented a Deferred Share Unit Plan (“DSUP”) for the Corporation’s non-executive directors. Unless otherwise approved by the Board, each director may receive at least 50 percent of their equity compensation in the form of DSUs.

The purpose of the DSUP is to enhance the Corporation’s ability to attract and retain talented individuals to serve as directors and to promote a greater alignment of interests between directors and shareholders of the Corporation by linking a portion of annual director compensation to the future value of the Corporation’s common shares.

DSUs are only redeemable once a director ceases to serve as a director, at which point they are paid out in cash. The value of the DSU at the time it is granted or redeemed for cash is calculated as the volume weighted average trading price of the common shares on the TSX on the last 20 trading days prior to the grant or redemption.

DSUs credited to a director are counted as common shares when determining whether a director has met minimum share ownership guidelines.

Share Ownership Guidelines:

Directors were required to hold at least 80,000 common shares or DSUs within five years of joining the Board. The Board believes this contributes to the goal of aligning the interests of directors with those of shareholders. In 2014, the Committee recommended and the Board approved increasing director share ownership requirements as follows:

Chair: 3 times annual retainer; and,

Director: 2 times annual retainer.

Further, each director should achieve this level of ownership within four years of joining the Board.

Compensation Details

The following table provides a detailed breakdown of the fees earned, before withholdings, by non-employee directors for the year ended December 31, 2014. Annual and committee retainers are paid quarterly.

	Fee Breakdown						Allocation of Total Fees
	Board Retainer		Board/ Committee	Board	Committee	Total
Name	Equity Component ($)	Cash Component ($)	Chair retainer ($)	attendance fees ($)	attendance fees ($)	fees earned ($)	In cash ($)	In equity ($)
Brian R. Booth(1)	100,000	20,000	-	17,000	11,500	148,500	48,500	100,000
Ronald J. Hicks	100,000	20,000	12,500	17,000	9,500	159,000	59,000	100,000
J. Robert Kowalishin	100,000	20,000	7,500	16,000	11,500	155,000	55,000	100,000
Rita M. Mirwald	100,000	20,000	7,500	17,000	6,000	150,500	50,500	100,000
Mike Sylvestre(2)	100,000	5,000	4,800	8,000	3,000	120,800	20,800	100,000
Ted J. Nieman(3)	100,000	10,000	10,000	11,000	6,000	137,000	37,000	100,000
Ray A. McKay(4)	100,000	10,000	-	11,000	4,000	125,000	25,000	100,000

(1)	Mr. Booth was appointed Chair of the Board effective January 1, 2015.

(2)	Mr. Sylvestre was appointed Interim President & CEO April 1, 2014 and resigned from this position effective November 17, 2014; effective July 1, 2014 he was appointed Chair of the Board and resigned from this position effective January 1, 2015; he remained as a Director until his resignation on February 19, 2015. While Interim President & CEO, Mr. Sylvestre received no fees as a Director.

(3)	Mr. Nieman resigned as Director and Chair of the Board effective June 30, 2014.

(4)	Mr. McKay resigned as Director effective June 30, 2014.

Outstanding Option and Share-Based Awards

The following table shows all option and share-based awards outstanding at December 31, 2014 that were granted to non-executive directors. The value of unexercised in-the-money options and market value of share-based awards at December 31, 2014, is the difference between the exercise price of the options or deferred share units and the fair market value of the Corporation’s common shares at year end, which was $0.315.

	Option-Based Awards				Share-Based Awards
Name	Number of securities underlying unexercised options (#)	Option exercise price ($)	Option expiration date	Value of unexercised in-the- money options ($)	Number of units or shares that have not vested (#)	Market or payout value of share based awards that have not vested ($)	Market or payout value of vested share based awards not paid out or distributed ($)

Brian R. Booth	71,239	1.06	April 3, 2019	-	-	-	208,474
Totals	71,239			-	-	-	208,474
Ronald J. Hicks	10,000	1.75	May 9, 2016	-	-
	60,000	1.72	Jan 1, 2017	-	-
	10,000	1.39	Jan 1, 2018	-	-
	10,000	0.50	Jan 5, 2019	-	-
	10,000	1.24	Jan 1, 2020	-	-
	10,000	1.03	Feb 26, 2020	-	-
	20,000	2.20	Jan 1, 2021	-	-
	70,717	1.36	Jan 1, 2019	-	-
						-	207,992
Totals	200,717			-	-	-	207,922
J.Robert Kowalishin	60,000	1.86	Mar 20, 2017	-	-
	10,000	1.39	Jan 1, 2018	-	-
	10,000	0.50	Jan 5, 2019	-	-
	10,000	1.24	Jan 1, 2020	-	-
	10,000	1.03	Feb 26, 2020	-	-
	20,000	2.20	Jan 1, 2021	-	-
	70,717	1.36	Jan 1, 2019	-	-
						-	207,992
Totals	190,717			-	-	-	207,992
Rita M. Mirwald	20,000	2.20	Jan 1, 2021	-	-
	70,717	1.36	Jan 1, 2019	-	-
						-	207,992
Totals	90,717			-	-	-	207,992
Mike Sylvestre	20,000	1.75	June 20, 2021	-	-
	70,717	1.36	Jan 1, 2019	-	-
						-	207,992
Totals	90,717			-	-	-	207,992

The following table provides information regarding the share value vested or earned for each non-executive Director during the year ended December 31, 2014.

	Value Vested or Earned During the Year
Name (a)	Option-based awards – Value Vested during the year ($) (b)	Share-based awards – Value Vested during the year ($) (c)	Non-equity incentive plan Compensation – Value earned during the year ($) (d)
Brian R. Booth	-	100,000	-
Ronald J. Hicks	-	100,000	-
J. Robert Kowalishin	-	100,000	-
Rita M. Mirwald	-	100,000	-
Mike Sylvestre(1)	-	100,000	164,077
Ted J. Nieman(2)	-	100,000	-
Ray A. McKay(3)	-	100,000	-

(1)	Mr. Sylvestre earned his Non-equity incentive plan compensation in his capacity as Interim President & CEO.

(2)	Mr. Nieman resigned as Director and Chair of the Board effective June 30, 2014.

(3)	Mr. McKay resigned as Director effective June 30, 2014.

Director Equity Compensation Hedging

Pursuant to the Corporation’s policy, directors are not permitted to engage in short selling in shares or purchase financial instruments (including, for greater certainty, puts, options, calls, prepaid variable formal contracts, equity swaps, collars or units of exchange funds) that are designed to hedge or offset a change in the market value of common shares or other securities held by a director.

EXECUTIVE COMPENSATION DISCUSSION & ANALYSIS

The Corporation’s executive compensation practices and programs support our strategic growth and operational excellence goals, which are focused on increasing shareholder value. Compensation is aligned with our risk management processes to ensure there is an appropriate balance between risk and reward. The program is also designed to attract, engage and retain talented executives who have the capability to manage the Corporation’s assets in order to build and sustain shareholder value.

Our philosophy is to compensate executives with:

•	compensation levels and opportunities that are sufficiently competitive to facilitate recruitment and retention of executives, while being fair and reasonable to shareholders;
•	compensation programs that reinforce the Corporation’s business strategy by rewarding the achievement of key metrics and operational performance objectives, both annual and long-term;
•	compensation that is responsive to the commodity-based cyclical business environment by emphasizing operational performance measures over performance measures that are more directly influenced by gold prices;
•	compensation programs that align executives' long-term financial interests with those of the Corporation's shareholders by emphasizing incentives in the long-term;
•	compensation programs that support the management of risk and ensure management's plans are focused on generating shareholder value within a risk controlled environment; and

•	compensation that is transparent so that both executives and shareholders understand the executive compensation program (e.g., how the program works, the goals it seeks to promote and the compensation levels and opportunities provided).

At-Risk Pay

In determining the appropriate compensation mix, consideration is given to the proportion of pay that should be at risk, based on the executive’s ability to affect the Corporation’s results, as well as the compensation mix for similar positions in the Corporation’s comparator group. Generally, the more senior the position, the greater the officer’s total compensation is “at-risk”. The Board generally sought to balance the Named Executive Officer (“NEO”) target compensation components at 20 to 23% short-term cash compensation and 30 to 39% long-term equity compensation in the form of stock options or Restricted Share Units as discussed on page 38. If the NEO’s or the Corporation’s performance is poor, the value of “at-risk” compensation will decrease and conversely, if the NEO’s or Corporation’s performance is strong, the value of “at-risk” compensation will increase.

The following charts outline the Corporation’s targeted current mix of fixed and at-risk pay within the Corporation’s executive compensation plan:

(1)	For the President & CEO, individual performance and corporate performance is weighted at 25% and 75%, respectively.
(2)	For the Senior Vice President & Chief Operating Officer individual performance and corporate performance was weighted at 30% and 70%, respectively.
(3)	For the CFO, individual performance and corporate performance is weighted at 35% and 65%, respectively.

Benchmarking

The Board believes that it is appropriate to establish compensation levels based in part on benchmarking against similar companies, both in terms of compensation practices as well as levels of compensation. In this way, the Corporation can gauge if its compensation is competitive in the marketplace for its talent, as well as ensure that the Corporation’s compensation is reasonable. When making compensation decisions the Board may target at or near median levels of the comparator group when setting compensation levels.

Accordingly, the Board reviews compensation levels for the NEOs against compensation levels of the comparator companies and reviews information regarding compensation programs among these same comparator companies. The comparator group is gold mining specific, is comprised of organizations that are similar to the Corporation in terms of scope and complexity and what the Board believes represents the market for executive talent.

The following table sets out the comparator group used for the year ended December 31, 2014:

Kirkland Lake Gold	Premier Gold Mines Limited
Wesdome Gold Mines	Richmont Mines Inc.
St. Andrews Goldfields Ltd. Lake Shore Gold Corp.	Rubicon Minerals Corporation

The criteria for choosing the comparator group were as follows:

i)	companies operating in the gold sector, based in Canada, and with operations primarily in Canada;
ii)	companies of comparable complexity and size – as measured in terms of, revenues, market capitalization, enterprise value and total assets; and
iii)	companies that are either in the exploration stage only or are also in production with a comparable number of producing properties.

The Corporation ranked, as compared to the comparator group, near the 40th percentile in relation to total assets; in the 35th percentile for revenues; and, between the 25th percentile and 40th percentile for both market capitalization and enterprise value.

Managing Compensation Risks

While the mining business, by its nature, has inherent risks, the Corporation has designed and structured its corporate and compensation policies and programs to limit risk. When considering the potential risks facing the Corporation, it is important to recognize that many of the factors that influence the organization’s performance (e.g., commodity prices and foreign exchange) are outside of the direct control of Management and therefore are not subject to potential manipulation for financial gain. Given the oversight procedures and the key risk mitigation features of the Corporation’s compensation programs described below, the Board believes that it would be difficult for anyone in Management acting alone, or acting as a group, to make “self-interest” decisions for immediate short-term gains that could have a material impact on the organization’s financial or share price performance.

Oversight Procedures

As part of its corporate governance, the Board has overseen Management’s development of the Corporation’s Enterprise Risk Management Program (“ERMP”). ERMP includes an entity-wide approach to risk identification, assessment, monitoring and management. Also, in the normal course of business, the Corporation has financial controls that provide limits in areas such as capital and operating expenditures, divestiture decisions and gold and foreign currency trading transactions. These financial controls mitigate inappropriate risk taking that could affect compensation.

Key Risk Mitigating Features

The Corporation’s compensation program has the following key features to mitigate risk:

i)	Total direct compensation for executives provides an appropriate balance between base salary and variable, or at-risk, performance-based compensation. For our NEO's, emphasis is spread across short and long-term programs to balance short-term performance and sustained long-term profitable growth;
ii)	The Corporation’s total compensation for each NEO is regularly benchmarked against a peer group of companies of similar size and scope. This ensures that compensation is competitive with peers and aligned with the Corporation’s compensation philosophy;
iii)	Short-term incentive pay is earned through a balanced, diversified mix of performance measures. The performance measures include operational, exploration and financial goals. The goals, results and payouts are reviewed and stress-tested by the Board. This balanced approach discourages the unintended consequence of encouraging a singular focus at the expense of other key factors (e.g., profitable growth versus safety);
iv)	Stock options currently vest over three to five years and have a seven to ten year term; Restricted share units vest over three years. This incentive component reinforces longer term rewards and mitigates the risk of too much emphasis on short-term goals at the expense of sustainable performance;
v)	Maximum incentive earned is currently capped at 2 times target. This helps to mitigate excessive risk taking; and
vi)	The Board provides strong oversight of the management of the Corporation’s compensation programs. The Board has discretion in assessing performance under executive compensation programs to adjust metrics or the payouts based on results and events and has used this discretion to adjust payouts.

Based on the above, the Board believes that the Corporation’s compensation programs do not encourage excessive risk taking that is reasonably likely to have a material adverse effect on the Corporation.

Incentive Clawback

The NEOs have agreed to have their annual incentive clawed back (recouped) if the financial statements are restated subsequent to any bonus being paid due to fraud or the misappropriation of funds or other illegal behaviour of the NEO.

Compensation Governance

As discussed previously, as part of a cash flow optimization plan the Board continued the reorganization of its committee structure and disbanded the Human Resources & Compensation Committee, effective July 1, 2014. The responsibilities that had been delegated to this Committee were returned to the independent members of the Board.

The central role of the Board is to provide competitive cash compensation and equity incentives that are designed to encourage NEOs to make sound long-term decisions that will ultimately contribute to the delivery of shareholder value. Annually the Board will:

•	review program design and NEO total direct compensation levels of the Corporation’s comparator group to ensure that compensation programs remain market competitive;
•	review the overall corporate goals and objectives of the Corporation relevant to compensation of the CEO, and ensure that the overall goals and objectives of the Corporation are supported by appropriate executive compensation philosophy and programs;

•	evaluate the performance of the CEO against approved goals and criteria, and determine the total compensation for the CEO in light of the evaluation of the CEO's performance;
•	review, in-depth, the President & CEO’s evaluation of the other NEOs' performance and recommendations for total compensation of these senior executives; and
•	review the succession planning process and results for NEOs.

The independent members of the Board are as follows: Brian R. Booth (Chair), Rita M. Mirwald, Ronald J. Hicks, CPA, CA, and J. Robert Kowalishin.

These Board members have experience in top leadership roles, strong knowledge of the mining industry, and a mix of functional experience and competency from operations and strategy to human resources, legal and public relations. This background provides the collective experience, skills and qualities to effectively manage executive compensation programs.

Executive Compensation Consultants

The Corporation first retained Mercer in 2011 to provide director and executive compensation advice to help discharge its mandate. Since then the Corporation has received information and recommendations from Mercer in the following areas:

•	development of compensation programs and practices for directors and executives;
•	updates on best practices and trends related to director and executive compensation;
•	reviewing compensation-related materials and highlighting potential issues, including unintended consequences; and
•	custom survey work benchmarking the Corporation’s compensation in the marketplace, including compensation discussions for the newly appointed CEO, Mr. Skanderbeg.

However, the decisions made by the Board may reflect factors and considerations other than the information provided or recommendations made by our compensation consultant.

Executive Compensation-Related Fees

Compensation-related fees paid by the Corporation in 2014 and 2013 to its compensation consultants are provided in the table below:

Compensation Consultant	2014 Fees	2013 Fees
Mercer (Canada) Limited	$1,500	$10,983

All Other Fees

In addition to the fees disclosed above, Mercer assisted the Corporation in certain matters related to benefits, including, but not limited to, actuarial services. Total fees payable to Mercer for the foregoing services were $37,410 in 2014 and $58,602 in 2013. These amounts included all fees payable to Mercer by the Corporation not included under executive compensation-related fees in 2014 and 2013, respectively.

The Board approves all director and executive compensation-related fees paid to its consultants.

Components of Executive Compensation:

The components of executive compensation are described in the table below:

Compensation element	How it is paid	What it is designed to reward
Base salary	Cash	• Rewards skills, capabilities, knowledge and experience, reflecting the level of responsibility, as well as the contribution expected from each executive. Base salaries are used as the base to determine other elements of compensation and benefits.
Short-term Incentive	Cash

•  Rewards contribution to both personal performance and the Corporation’s overall performance.

•  Rewards for results within the current fiscal year.

•  Payouts, made following the end of the year, are based on how the executive and Corporation performed against established objectives.

Long-term Incentive	Stock Options/RSUs

•  Upon appointment, NEOs will receive up to 250,000 options for both recruitment and retention.

•  Rewards contribution to the long-term performance of the Corporation and demonstrated potential for future contribution.

•  Aligns with long-term Corporate performance and provides added incentive for executives to sustainably enhance shareholder value.

Target Pay Mix

The Corporation’s total direct compensation program has three key components for its executive officers: i) base salary; ii) short-term incentive; and iii) long-term incentive. In addition, each executive receives indirect compensation through participation in the Employee Share Purchase Plan.

The following table outlines the target pay mix for each of the NEOs for the year ended December 31, 2014 as a percentage of total direct compensation. Each of the components of compensation is discussed in more detail below.

Target Pay Mix for the Year Ended December 31, 2014

Name and Position	Base Salary	Target Short- Term Incentive	Long-Term Incentive Grant Value
President & CEO	38%	23%	39%
SVP & Chief Operating Officer	43%	22%	35%
VP Finance & CFO	50%	20%	30%

Base Salary

Base salaries are fixed compensation and not subject to uncertainty or share price performance, which therefore does not encourage NEOs to focus exclusively on share price performance to the detriment of other critical business metrics.

An individual NEO’s base salary is targeted at the 50th percentile of the comparator group, depending on the Board’s subjective assessment of the individual NEO’s experience, recent and long-term performance, expected future contributions, retention concerns and the recommendation of the CEO. The CEO does not make a recommendation with respect to his own salary or any other component of his overall compensation.

A consideration in establishing base salary for the NEOs is the evaluation of market comparables for similar positions. However, individual salaries could vary according to the particular responsibilities related to the position, the experience level of the executive officer and overall performance.

In 2014, the Board reviewed an analysis of the compensation levels among the comparator group and considering the Corporation’s performance, the performance of each of the NEOs, changes in duties and responsibilities and the base salary of the NEOs relative to the median of the comparator group, the Board concluded that adjustments to 2014 salaries, excluding the increase in salary for Mr. Skanderbeg in his new role as President & CEO, were not required.

The 2014 and 2013 base salaries for the NEOs are set forth in the table below:

Name and Position	2014 Base Salary (% increase)	2013 Base Salary
A. Neil McMillan(1)	$341,550	$341,550
President & CEO	(0.0)%
Mike Sylvestre(2)	$341,550	$-
Interim President & CEO
Brian Skanderbeg(3)	$315,000	$260,000
President & CEO	(21.1)%
Richard Johnson	$250,000	$250,000
Vice President Finance & Chief Financial Officer	(0.0)%

(1)	Mr. McMillan resigned as President & CEO effective March 31, 2014 (see Summary Compensation Table on page 40 for actual base salary earned during the year).
(2)	Mr. Sylvestre served as Interim President & CEO from April 1, 2014 through to November 17, 2014 (see Summary Compensation Table on page 40 for actual salary earned during this period).
(3)	Commensurate with his appointment to President & CEO, Mr. Skanderbeg’s base salary was increased effective November 17, 2014 (see Summary Compensation Table on page 40 for actual salary earned during the year).

Base Salary in 2015

The Board considered the compensation levels of the comparator group to help determine base salaries, but also considered individual performance, tenure and experience, the overall corporate performance, any retention concerns, and individual historical compensation. For 2015, based on the above analysis and considering the recent compensation changes for the newly appointed President & CEO, the Board did not adjust the CEO’s base salary and increased the CFO’s base salary by 1.7% to $254,250.

The current base salary structure for NEOs will remain below the median of the comparator group.

The Board is satisfied that the Corporation’s current executive compensation policy and level of compensation with respect to base salary continue to reflect competitive market practices and satisfies the goal of attracting and retaining key talent.

Short-term Incentive

Short-term incentive compensation is based on annual results. The short-term incentive ensures that a significant portion of an executive’s compensation varies with actual results in a given year, while providing financial incentives to executives to achieve short-term financial, operational and strategic objectives. This element of total compensation is developed based on market data and ensures the Corporation remains competitive within its industry. Individual NEO bonuses are targeted at the 50th percentile of the comparator group. Each NEO has a target and specific objectives that they work towards each year, as described below. Two factors are considered when determining bonuses for NEOs. The first is the corporate performance against a specific set of performance criteria and the second is the individual performance of each NEO. Cash bonuses may then be awarded and are calculated based on reaching the corporate targets and individual performance objectives.

Annual performance-based cash incentive awards to the executive are recommended by the CEO of the Corporation and approved by the Board. All awards, other than the CEO’s, are based on the recommendation of the CEO and are at the discretion of the Board. The CEO does not make a recommendation to the Board with respect to his own annual performance-based cash incentive award. The annual performance-based cash incentive award for the CEO is based on the determination of the Board.

The Corporation’s short-term incentive program is based on both objectively and subjectively defined criteria and both the corporate and personal performance components of the bonus are capped at two times the target where both the corporate and personal performance objectives are exceeded. This is intended to prevent excessive payouts and to act as a disincentive against imprudent risk-taking.

Short-term incentives (at target) generally represent approximately 20 percent of the NEOs’ total direct compensation and are weighted between individual and corporate performance. The targets are based on realistic performance expectations within acceptable risk parameters, which allows this element of compensation to achieve an appropriate balance between the achievement of annual objectives and long-term value creation. Actual performance is measured against targets with a full qualitative assessment of how the results were achieved. The Board is satisfied that the Corporation’s current NEO compensation program and levels of compensation, subject to the Board's discretion discussed below, with respect to the annual performance-based cash incentive is aligned with the Corporation’s performance and reflect competitive market practices. The Board is confident that the program does not encourage risk taking while allowing the Corporation to attract, retain and motivate executives to add shareholder value.

The table below summarizes the NEO target bonuses and the percent weighting between corporate and individual performance.

Short-Term Incentives
Name and Position	Target (% of Base Salary)	Corporate Performance	Personal Performance
Mike Sylvestre (1) Interim President & CEO	60%	45%	15%
Brian Skanderbeg(2) President & CEO	51%	36%	15%
Richard Johnson VP Finance & CFO	40%	26%	14%

(1)	Mr. Sylvestre served as Interim President & CEO from April 1, 2014 through to November 17, 2014;
(2)	Mr. Skanderbeg served as Senior Vice President & Chief Operating Officer through to November 17, 2014; he was appointed President & CEO effective November 17, 2014.

Measuring Corporate Performance

In 2014, Corporate performance was determined as a percentage, weighted by:

•	75% Objective Performance Measures (see below):

o	25% Safety, Health & Environment
o	50% Mine Operating Performance

•	25% Specific Annual Objectives and Other Strategic Initiatives:

o	Liquidity & financing - a minimum of $15.0 million available at end of 2014;
o	Santoy Gap project advancement;

▪	100 tpd in December 2014;
▪	Santoy Gap vent raise break through (end of Q2); and
▪	Mine plan optimization (Q4 2014) - transverse long-hole design.
o	Business Development
▪	Includes closing Madsen and NSR royalty transactions.

Objective Performance Measures

The Board approved specific objective performances measures using a formula approach to measure the achievement of these objectives. These performance measures align the annual metrics with the Corporation’s Strategic Plan and received a 75 percent weighting in determining corporate performance.

The following table outlines the target performance objectives of 2014 versus the actual performance attained by the Corporation during 2014. The corporate performance attained is compared to the target performance for each objective and then converted into a performance factor based on whether the target performance was met or not.

If the Corporation achieves its targeted performance for each of the metrics, the payout percentage for the incentive is 100 percent. If the maximum amounts for each metric are achieved or exceeded, the payout percentage for the Incentive is up to 200 percent. If the minimum amounts or threshold is not achieved for a particular metric, no incentive is payable for that metric.

The objective performance goals are based on fiscal year end results of the Corporation.

Corporate Objectives	Weighting	Threshold	Target	Stretch	Actual Performance	Performance Factor	Weighted Result

1. Safety, Health & Environmental
Safety (TRIR	12.5%	6.2	3.6	3.2	2.48	200.0%	25.0%
Environment	12.5%	8.7	5.0	3.0	3.00	200.0%	25.0%
2. Mine Operating Performance
Production	30.0%	47,000	51,275	57,000	62,984	200.0%	60.0%
Operating Costs (Millions $)	20.0%	72.7	69.2	65.9	70.8	76.7%	15.4%
3. Specific Annual Objectives and Other Strategic Initiatives	25.0%	Chief Executive Officer Assessment				60.0%	15.0%
					Total Corporate Score		140.4%

Safety, Health & Environmental

•	Safety – Total Recordable Incident Rate (TRIR): reflects the belief that a strong safety record is essential to the responsible and successful operation of the Corporation. TRIR for 2014 was 2.48, the best result in the Company’s 23 year history and is indicative of the Corporation’s commitment to mine safely; Management’s continued focus is on zero incidents at the mine site; and

•	Environment: reflects the belief that a strong environmental record is essential to the responsible and successful operation of the Corporation. Total reportable non-compliant incidents for 2014 of three ties 2010’s record performance and is a 50% improvement over 2013. With the integration of environmental processes and procedures into the Safety, Health & Environmental Management System, Management believes these results can be improved upon.

Mine Operating Performance

•	Production (ounces): focuses on achieving budgeted amounts of gold production. It also provides incentive to access and develop various projects in a timely manner. Gold production in 2014 was a record setting 62,984 ounces, more than a 22% improvement over budget and 44% greater than the 43,850 ounces produced in 2013. Given the liquidity issues during Q12014 these results, combined with the sale of certain assets, provided much needed balance sheet strength allowing the Corporation to pay down more than $10.6 million in debt and exit 2014 with $11.2 million in cash and cash equivalents; and

•	Operating Costs: is designed to promote implementation of operations' cost control measures and is defined as total operating and capital expenditures. Total operating costs at the Seabee mine for 2014 were $70.8 million, a two percent increase over budget and a 7% decrease from 2013 actuals. Increased costs over budget were a result of higher than budgeted petroleum costs, during the Corporation’s winter road resupply of Q12014, and additional contract mining expenditures – a result of the adoption of the Alimak mining method. 2014’s improved performance over 2013 was the result of Management’s continued focus on cost reduction.

Specific Annual Objectives & Other Strategic Initiatives

Achievement of specific annual objectives and other strategic initiatives are determined by the Board based on the CEO’s assessment. These are measured using a more subjective approach and received the remaining 25 percent weighting to determine overall corporate performance. In evaluating performance, the Board considers factors over which the NEO can exercise control, such as meeting liquidity targets, advancing the Santoy Gap project and achieving certain business development objectives.

For the specific annual objectives and other strategic initiatives, the CEO recommended that the completion of these objectives was, generally, at target, with two of the objectives not reaching at least threshold – i) mine plan optimization at Santoy Gap (expected completion during Q2 2015); and ii) failure to meet strategic business development targets.

Measuring Personal Performance

The Board approves annual individual performance objectives for the NEOs that are intended to align with the corporate objectives and reflect key performance areas for each executive relative to their specific role. These performance objectives may include a combination of quantitative and subjective measures (e.g., development of succession plans, implementation of the strategic plan(s), and execution of operating and exploration business plans).

The Board, in consultation with the CEO, reviews the achievements and overall contribution of each individual NEO who reports to the CEO. The Board held in-camera discussions to complete an independent assessment of the performance of the CEO and then determined an overall individual performance rating (percentage) for each NEO.

Short-term Incentive Awarded

Short-term incentive for the year ended December 31, 2014, based on the corporate and personal performance described above, was determined and approved effective March 31, 2015 and will be paid on April 15, 2015.

Name of NEO	Target Incentive (% of Base Salary)	Corporate Performance Weighting x Score			Personal Performance Weighting x Score			Overall Score	Actual Incentive (% of Base Salary)
Mike Sylvestre Interim President & CEO	60%	75%	140.4%	+	25%	85%	=	127.0%	75.9%
Brian Skanderbeg(1) President & CEO	51%	71%	140.4%		29%	87%		125.2%	63.7%
Richard Johnson VP Finance & CFO	40%	65%	140.4%		35%	84%		121.0%	48.2%

(1)	Mr. Skanderbeg served as both the Senior Vice President & Chief Operating Officer and President & Chief Executive Officer during the year. Accordingly, both his Target Bonus as a percentage of base and the weightings of his Corporate and Personal performance will be calculated as the weighted average of the days employed in each position.

The incentive amounts, as disclosed in the following table, will be reported in the Summary Compensation Table provided on page 40 as income earned in 2014.

Name of NEO	Title of NEO	Incentive Amounts
Mike Sylvestre(1)	Interim President & CEO	$164,077
Brian Skanderbeg(2)	President & CEO	$171,096
Richard Johnson	Vice President Finance & Chief Financial Officer	$120,625

(1)	Mr. Sylvestre’s STI has been prorated for the number of days served as Interim President & CEO (April 1, 2014 up to and including November 17, 2014);
(2)	Mr. Skanderbeg served as both the Senior Vice President & Chief Operating Officer and President & Chief Executive Officer during the year. Accordingly, both his Target Bonus as a percentage of base and the weightings of his Corporate and Personal performance will be calculated as the weighted average of the days employed in each position.

Substantially improved corporate performance year over year has resulted in a material increase in NEO incentive cash payouts for the year ended December 31, 2014.

Corporate and Personal Performance Adjustment

Where the formula for calculation of payout is deemed inappropriate by the Committee, due to circumstances not foreseen at the setting of objectives, the Committee may apply discretion in modifying payouts. For 2014, the Board determined discretionary adjustments were unnecessary.

Long-term Incentive

The Corporation’s long-term incentive program motivates each of the NEOs to deliver sustainable long-term performance, and link the NEO's interests with those of its shareholders. In this manner both the executive and shareholders will benefit from the future success of the organization. A vesting element is included as an incentive for the executive to remain with the Corporation.

In order to deliver a level of compensation that recognizes the corporate performance achieved and remains competitive with market practices, compensation data for the comparator group is analyzed on an annual basis to determine appropriate compensation for the Corporation's NEOs. The Corporation utilizes this data to deliver the appropriate long-term incentive stock option grant levels. For the year ended December 31, 2014, when determining long-term incentive grants, benchmarking considered the median total direct compensation of similar positions held within the comparator group.

The Corporation’s long-term incentive compensation program awards the CEO and each NEO a multiple of their annual base salary in the form of stock options or Restricted Share Units (“RSUs”) which is variable and "at-risk". The multiple of annual base salary is based on the ability of the executive to effect corporate performance. During 2014, to better align with its comparator group, the Board reduced the President & CEO’s multiple of annual base salary to 100% from 120%.

The Board also has the discretion to increase or decrease the percentage of base salary used and will consider reasonableness, extraordinary circumstances, including unexpected market events and achievement of performance targets. Such awards are contingent upon future performance which, if not achieved, will reduce or negate the actual value of these awards.

The Board adopted the following target multiplier as a percentage of base salary for 2014 long-term incentive determination:

Name of Officer	Target Multiplier % of Base Salary
President & CEO	100
SVP & Chief Operating Officer	80
VP Finance & CFO	60

Stock Options

The purpose of the Corporation's Management Stock Option Incentive Plan is to provide an incentive for directors, officers, key employees and consultants of the Corporation to directly participate in the Corporation's growth and development by providing them with the opportunity through options on common shares to acquire an increased financial interest in the Corporation. The majority of outstanding stock options have a term of 7 to ten years and vest in three annual installments starting with the first anniversary of the grant.

Restricted Share Units:

The purpose of the Restricted Share Unit Plan (“RSUP”) is to enhance the Corporation’s ability to attract and retain talented individuals and to promote a greater alignment of interests between NEOs and shareholders. The Board uses the grant of a RSU to limit and balance the use of stock options. The RSUs are settled on a cash basis and have a vesting period of no longer than three years from the date of grant. The value of the RSU at the time it is granted or redeemed for cash is calculated as the volume weighted average trading price of the common shares on the TSX on the last 20 trading days prior to the grant or redemption.

For 2014, the NEOs earned the following equity-based awards:

Name of NEO	2014 Base Salary ($)	Approved Multiplier % of Base Salary	Equity-Based Awards ($)
Brian Skanderbeg(1)	266,630	83	220,899
Richard Johnson	250,000	60	150,000

(1)	Mr. Skanderbeg’s percentage is calculated as the pro rated average of his time as COO and his time employed as President & CEO. In his role as COO Mr. Skanderbeg can earn up to 80% of his base salary; as President & CEO he can earn up to 100% of his base salary.

For 2014, to limit the grant of stock options, the Board determined that equity based awards be comprised of an equal amount of stock options and RSUs for the President & Chief Executive Officer and Chief Financial Officer.

The value of these long-term incentive awards will form part of 2014 compensation and will be calculated as part of compensation for the year ending December 31, 2014. The stock options and RSUs will be granted in April 2015. The number of stock option and RSU awards granted to Mr. Skanderbeg and Mr. Johnson will be determined by dividing the value of the total long-term incentive award by the volume weighted average trading price of the common shares on the TSX on the last 20 trading days prior to the grant or redemption. The value of these awards is included in the Summary Compensation Table for the year ended December 31, 2014.

Discretion

Where the formula for calculation of long-term incentive is deemed inappropriate by the Board, due to unforeseen circumstances, the Board may apply discretion in modifying payouts. As a result of the Company’s strong performance in 2014, the Board determined discretionary adjustments were unnecessary.

The Board is satisfied that the Corporation’s current executive compensation program and levels of compensation with respect to long-term equity incentive is aligned with the Corporation’s performance and reflect competitive market practices. The Board is confident that the program does not encourage risk taking.

Employee Share Purchase Plan (“ESPP”)

The purpose of the ESPP is to assist participating employees to purchase common shares of the Corporation, thereby aligning employee interests with those of the Corporation’s shareholders.

Full time employees that have completed at least three months employment with the Corporation may elect to participate in the ESPP. Each participant may elect to contribute up to 5% of their earnings which are matched 50% by the Corporation in common shares.

Name of NEO	Title of NEO	Common Shares Purchased(1)	Contributed by Corporation ($)
Brian Skanderbeg	President & CEO	126,921	6,670
Richard Johnson	Vice President Finance & Chief Financial Officer	118,896	6,250
Total		245,817	12,920

(1)	Total common shares purchased based on employee and Corporation contributions.

NEO Equity Compensation Hedging

Pursuant to the Corporation’s Policy, NEOs are not permitted to engage in short selling in shares or purchase financial instruments (including, for greater certainty, puts, options, calls, prepaid variable formal contracts, equity swaps, collars or units of exchange funds) that are designed to hedge or offset a change in the market value of common shares or other securities held by an NEO.

Summary Compensation Table

The following table sets forth the total compensation for the NEOs for the year ended December 31, 2014 and for each of the preceding two years:

					Non-Equity Incentive plan compensation ($)
Name and principal position	Year	Salary ($)	Share- Based Awards(4) ($)	Option- Based Awards(5) ($)	Annual incentive plan ($)	Long-term incentive plan ($)	All other compensation(6) ($)	Total compensation ($)
B. Skanderbeg President & CEO(1)	2014	266,875	110,450	159,661	171,096	-	17,751	725,833
	2013	252,064	104,000	-	-	-	11,391	367,455
	2012	236,787	-	132,882	81,875	-	10,564	462,108
M. Sylvestre Interim President & CEO(2)	2014	264,565	-	-	164,077	-	-	428,642
N. McMillan President & CEO(3)	2014	84,074				-	3,148	87,222
	2013	281,124	-	-	-	125,000	12,939	419,063
	2012	341,550	-	136,620	140,318	-	12,163	630,651
R. Johnson V.P. Finance & CFO	2014	250,000	75,000	75,000	120,625		17,321	537,946
	2013	239,018	75,000	-	-	-	11,460	325,478
	2012	229,149	-	80,202	74,634	-	10,534	394,519

(1)	Mr. B. Skanderbeg was appointed President & Chief Executive Officer effective November 17, 2014. As part of his compensation package Mr. Skanderbeg received 250,000 options upon appointment valued, using the Black-Scholes option-pricing model, at $49,211.
(2)	Mr. Sylvestre served as Interim President & CEO from April 1, 2014 until his resignation on November 17, 2014.
(3)	Mr. McMillan retired as director and President & CEO effective March 31, 2014.
(4)	For compensation purposes, the share-based awards earned in 2014 will be RSUs and will be granted in April 2015. The number of RSUs granted to each NEO will be determined by dividing the value of the total long- term incentive award by the volume weighted average trading price of the common shares on the TSX on the last 20 trading days prior to the grant.
(5)	For compensation purposes, the stock option awards earned in 2014 will be granted in April 2015. For these awards, the option will be valued using the volume weighted average trading price of the common shares on the TSX on the last 20 trading days prior to the grant.
(6)	Other compensation consists of ESPP, vacation payouts and employee benefits paid by the Corporation, including long-term disability and life insurance premiums.

Incentive Plan Awards

The following table summarizes outstanding option awards as at December 31, 2014. The value of unexercised in-the-money options at December 31, 2014, is the difference between the exercise price of the options and the fair market value of the Corporation’s common shares at year end, which was $0.315.

2014 Outstanding Option-based Awards
Name of NEO (a)	Number of securities underlying unexercised options (#) (b)	Option exercise price ($) (c)	Option grant date (d)	Option expiration date (e)	Value of unexercised in-the-money options ($) (f)
Brian Skanderbeg	100,000	1.70	March 29, 2007	March 29, 2017	-
	9,800	1.27	March 7, 2008	March 7, 2018	-
	100,000	1.02	April 1, 2008	April 1, 2018	-
	77,590	0.78	February 27, 2009	February 27, 2019	-
	81,512	1.04	March 26, 2010	March 26, 2020	-
	43,433	2.38	March 25, 2011	March 25, 2021	-
	95,457	1.35	February 24, 2012	February 24, 2019	-
	100,000	0.78	October 17, 2012	October 17, 2019	-
	276,110	0.47	April 1, 2013	April 1, 2020	-
	250,000	0.33	December 11, 2014	December 11, 2021	-

Richard Johnson	100,000	1.15	January 1, 2006	January 1, 2016	-
	16,300	1.27	March 7, 2008	March 7, 2018	-
	96,290	0.78	February 27, 2009	February 27, 2019	-
	99,941	1.04	March 26, 2010	March 26, 2020	-
	46,116	2.38	March 25, 2011	March 25, 2021	-
	95,342	1.35	February 24, 2012	February 24, 2019	-
	267,340	0.47	April 1, 2013	April 1, 2020	-

A. Neil McMillan	200,000	1.15	January 1, 2006	January 1, 2016	-
	24,400	1.27	March 7, 2008	March 7, 2018	-
	182,668	0.78	February 27, 2009	February 27, 2019	-
	204,396	1.04	March 26, 2010	March 26, 2020	-
	99,876	2.38	March 25, 2011	March 25, 2021	-
	202,844	1.35	February 24, 2012	February 24, 2019	-
	455,400	0.47	April 1, 2013	April 1, 2020	-

Other than those options granted in 2014 for long-term incentive awards or as part of Mr. Skanderbeg’s compensation package, there were no options granted during the most recently completed financial year. For compensation purposes, the stock option awards earned in 2014 will be granted in April 2015.

2014 Outstanding Share-based Awards
Name of NEO	Number of shares or units of shares that have not vested (#)(1)	Market or payout value of share-based awards that have not vested (2) ($)	Market or payout value of vested share-based awards not paid out or distributed ($)
Brian Skanderbeg	425,174	133,930	Nil
Richard Johnson	326,087	102,717	Nil
Mike Sylvestre(3)	Nil	Nil	Nil
Neil McMillan	Nil	Nil	Nil

(1)	All of these share-based awards were RSUs issued at a deemed price $0.23 per unit with one third vesting on each of April 2, 2015, April 2, 2016 and April 2, 2017.
(2)	Calculated using the closing market price of the Corporation’s common shares on the TSX on December 31, 2014 of $0.315.
(3)	Mr. Sylvestre received no share-based awards in his capacity as Interim President & Chief Executive Officer. See Board of Directors’ Compensation section for discussion of share-based awards earned as a Director.

The following table summarizes the value vested or earned on outstanding awards for the year ended December 31, 2014. The value vested during the year, is the difference between the exercise price of the award and the fair market value of the Corporation’s common shares at year end, which was $0.315.

	Awards – Value Vested or Earned During the Year
Name (a)	Share-based awards – Value Vested during the year ($) (b)	Option-based awards – Value Vested during the year ($) (c)	Non-equity incentive plan Compensation – Value earned during the year ($) (d)
Brian Skanderbeg	Nil	Nil	171,096
Richard Johnson	Nil	Nil	120,625
Mike Sylvestre(1)	Nil	Nil	164,077
Neil McMillan	Nil	Nil	Nil

(1)	Mr. Sylvestre earned his Non-equity Incentive Plan compensation while serving as Interim President & CEO from April 1, 2014 up to and including November 17, 2014.

TERMINATION CONTRACTS

The Corporation draws upon the knowledge, experience and advice of its NEOs to manage its business for the benefit of the Corporation’s shareholders. To provide for the continued dedication of its NEOs, and recognizing that the Corporation does not maintain a pension plan or provide other benefits to executive officers upon retirement, the independent directors have determined that it is in the best interests of the Corporation and its shareholders to provide the NEOs with enhanced financial security in the event of termination. Accordingly, the Corporation currently has employment agreements with the NEOs, which provide for payment of severance in the event of termination by the Corporation without cause, or termination by the NEO as a result of a material reduction in the NEOs responsibilities, title or reporting duties; and provide for the acceleration of the vesting period for unvested options and permit exercise of options until the earlier of their original expiry date and one year after termination.

The Corporation does not have any pension plans in place that provide for payments or benefits at, following, or in connection with retirement for the NEOs.

Estimated Compensation on Termination and or Change of Control

Mr. Brian Skanderbeg, President & Chief Executive Officer

Under the terms of Mr. Skanderbeg’s Employment Agreement, assuming the triggering event took place on the last day of the most recently completed financial year, the estimated compensation upon termination by the Corporation without cause, change of control or termination by Mr. Skanderbeg as a result of a material reduction in Mr. Skanderbeg’s responsibilities, title or reporting duties, would be approximately $0.8 million. This amount is equal to the sum of two times annual salary and average annual cash bonus for the two years prior to termination. In addition, the estimated incremental value of his non-vested stock options and restricted share units that would vest assuming a triggering event took place on the last day of the most recently completed financial year would be $0.1 million (see Note 1 below).

Mr. Richard Johnson, Vice President Finance and Chief Financial Officer

Under the terms of Mr. Johnson’s Employment Agreement, assuming the triggering event took place on the last day of the most recently completed financial year, the estimated compensation upon termination by the Corporation without cause, or termination by Mr. Johnson as a result of a material reduction in Mr. Johnson’s responsibilities, title or reporting duties, would be approximately $0.9 million. This amount is equal to the sum of two times annual salary and average annual bonus for the two years prior to termination. In addition, the estimated incremental value of his non-vested stock options and restricted share units that would vest assuming a triggering event took place on the last day of the most recently completed financial year would be $0.1 million (see Note 1 below).

Note 1

The estimated incremental value is based on the number of unvested options and RSUs held as of December 31, 2014, and is calculated on the difference between the market value of the common shares on the TSX as at December 31, 2014, which was $0.315, and the exercise price of the option and grant price of the Restricted Share Units. The reader is cautioned that the amount reported may not represent the amounts that the NEO will actually realize from the awards. Whether, and to what extent, a NEO realizes value will depend on actual operating performance and stock price fluctuations.

PERFORMANCE GRAPH

The following performance graph compares the Corporation’s cumulative total shareholder return on common shares for the last five fiscal years beginning December 31, 2009 to December 31, 2014 with the cumulative total shareholder return on the S&P/TSX Composite Index and the S&P/TSX Global Gold Index.

	2009	2010	2011	2012	2013	2014
Claude Resources Inc. Closing Price	$1.24	$2.20	$1.36	$0.55	$0.14	$0.32
Claude Resources Inc.	$100.00	$177.42	$109.68	$44.35	$11.29	$25.40
S&P/TSX Composite Total Returns Index	$100.00	$117.61	$107.36	$115.48	$130.03	$143.75
S&P/TSX Global Gold Index	$100.00	$126.66	$109.44	$93.36	$49.08	$46.26

The Committee considers various factors in determining the compensation of the NEOs, total shareholder return being one performance measure. As a gold producing company, share price can be impacted by the market price of gold, which can be volatile and be affected by a myriad of other factors beyond the Corporation’s control. The common share price can also be affected by other factors beyond the Corporation’s control, including general and industry-specific economic and market conditions. When determining the NEOs’ overall compensation levels or compensation mix the Board relies on benchmarking studies of a comparator group recommended by external compensation consultants. The Board then compares the total shareholder return of the Corporation to that of its comparator group believing this better represents the relative performance of the Corporation (see graph below).

Given the transition of the President & Chief Executive Officer position during the year, to generate comparative compensation data for 2014, the Board calculated a proforma estimate of Mr. Skanderbeg’s 2014’s total direct compensation (these estimates were based on current base salary plus 2014 short-term and long-term incentive earned). The following graph compares the total direct compensation calculated for Mr. Skanderbeg against the Corporation’s annual closing share price and S&P/TSX Global Gold Index for the last five fiscal years beginning December 31, 2010 to December 31, 2014.

Based on the above graph, the Board is satisfied that the pattern of compensation of the CEO reflected performance against the range of measures used for at-risk compensation plans and against the comparator group. Compensation levels in each year are within the range determined by the Board as appropriate. Over the five year period overall compensation levels are in-line with our performance, enabling the Board to conclude that the Corporation’s compensation philosophy is working effectively both for shareholders and for the NEO.

The Executive Compensation Discussion and Analysis and Report on Executive Compensation is presented by the independent members of the Board, composed of: Brian R. Booth (Chair), Rita M. Mirwald, Ronald J. Hicks, CPA, CA, and J. Robert Kowalishin.

EQUITY COMPENSATION PLAN INFORMATION

The following table discloses the particulars of securities issued and issuable under the Corporation’s equity compensation plans as of December 31, 2014:

Plan Category	Number of Securities to be Issued upon Exercise of Outstanding Options(1), Warrants and Rights (a)	Weighted-average exercise price of outstanding options, warrants and rights (b)	Number of securities remaining available for future issuance under equity compensation plans (excluding securities reflected in column (a)) (c)(2)
Equity compensation plans approved by security holders	8,497,937	1.07	8,436,101
Equity compensation plans not approved by security holders	-	-	-
Total	8,497,937	$1.07	8,436,101

(1)	All securities under option are common shares.
(2)	As at December 31, 2014, the aggregate number of shares that may be issued pursuant to the Management stock option incentive plan may not exceed 16,934,038. As at December 31, 2014, there were 8,436,101 options remaining available for issuance under the Management stock option incentive plan and other compensation arrangements.

MANAGEMENT STOCK OPTION INCENTIVE PLAN

The purpose of the Corporation's Management Stock Option Incentive Plan (referred to in this section as the “Plan”) is to provide an incentive for directors, officers, key employees and consultants of the Corporation to directly participate in the Corporation's growth and development by providing them with the opportunity through options on common shares to acquire an increased financial interest in the Corporation.

The Board believes that the granting of options is an effective way to support the achievement of the Corporation’s long-term performance objectives, ensure executive and employee commitment to the longer term interests of the Corporation and its shareholders, and provide compensation opportunities to attract, retain and motivate employees critical to the success of the Corporation.

The maximum number of common shares available for option under the Plan is 9% of the Corporation’s common shares issued and outstanding from time to time. The number of common shares issuable to insiders, at any time, under all security based compensation arrangements, shall not exceed 10% of issued and outstanding common shares. Also, the number of common shares issued to insiders, within any one year period, under all security based compensation arrangements, cannot exceed 10% of issued and outstanding common shares. The number of common shares issuable to non-executive directors, at any time, under all security based compensation arrangements, shall not exceed 1% of issued and outstanding common shares. Also, the number of common shares issued to non-executive directors, within any one year period, under all security based compensation arrangements, cannot exceed 1% of issued and outstanding common shares. Further, the number of common shares issuable to any Optionee, at any time, under all security based compensation arrangements, shall not exceed 5% of issued and outstanding common shares.

The exercise price of the options granted is fixed by the Board at the time of grant. The exercise price shall be deemed to be the closing price at which board lots of the Corporation’s common shares were traded on the TSX on the day preceding the date on which the option is granted – or if no board lots are traded on such a day then the previous five day weighted average of board lot trading prices.

Options are non-assignable and have a maximum term of 10 years with the majority vesting at the rate of one-fifth per year, beginning on the grant date. Under the Plan, if an employee’s employment ceases by reason of death or retirement all vested options will be exercisable for three years following the termination date. If a director’s service ceases by disability, death or retirement all vested options will be exercisable for one year (unless otherwise approved by the Board). The Board approved changes to the termination provisions of the Plan on February 19, 2015 (pursuant to the plan's amending provisions described below) to provide that if an employee resigns or his or her employment is terminated other than as a result of just cause vested options will be exercisable for 30 days following the termination date. Previously, such options were exercisable for one year following the termination date. If employment ceases as a result of just cause then any options granted will terminate at the time of termination of employment. In all other cases where the optionee ceases to be a director, officer, employee or consultant, options will remain exercisable for one year following the participants' termination date.

The Plan provides that the Board has the discretion to alter the provisions pursuant to which an option is exercisable in the event of a change of control or there is expectation that a change of control may occur. On March 26, 2015, the Board approved the addition of certain clarifying provisions to the Plan regarding how the vesting provisions attached to the options may be accelerated upon occurrence of certain change of control events and allowing for cashless exercise of such options in the event of a change of control.

As at December 31, 2014, there were 8,497,937 options issued and outstanding under the Plan. This represented approximately 4.5 percent of the Corporation's issued and outstanding common shares as of December 31, 2014.

The Board may amend, suspend or terminate the Plan, or any portion thereof, at any time, subject to those provisions of applicable law (including, without limitation, the rules, regulations and policies of the TSX), if any, that require the approval of shareholders or any governmental or regulatory body. Without limiting the generality of the foregoing, the Board may at any time make the following amendments to the Plan: i) amendments which are of a housekeeping nature, including any amendment required to cure any ambiguity, error or omission in the Plan or to correct or supplement any provision of the Plan that is inconsistent with any other provision of the Plan; ii) a change to the vesting provisions of any option or the Plan; iii) a change to the termination provisions of the Plan or any option, whether or not such option is held by an insider, so long as that change does not entail an extension beyond the original expiry date; iv) the addition or modification of a cashless exercise feature, payable in cash or securities, which provides for a full deduction in the number of underlying securities from the Plan reserve; v) the addition of a financial assistance provision; vi) a change to a financial assistance provision; vii) amendments necessary to comply with the provisions of applicable law (including, without limitation, the rules, regulations and policies of the TSX); and viii) any other amendment, whether fundamental or otherwise, not requiring shareholder approval under applicable law (including, without limitation, the rules, regulations and policies of the TSX). Amendments to the Plan may be made in accordance with the provisions herein, provided that such amendment may not, without the consent of the optionee, adversely affect or impair any option previously granted to any optionee under the Plan.

Shareholder approval will be required for any amendments to the Plan which result in: i) a change to the number of common shares reserved or the fixed maximum percentage of common shares issuable under the Plan; ii) any reduction in exercise price, including the cancellation and reissue of any option at an exercise price lower than that of the cancelled option; iii) the extension of the term of an option beyond the option’s original expiry date; iv) a change to the eligible participants that may permit the introduction or reintroduction of non-employee directors on a discretionary basis or any other amendment to limits previously imposed on non-employee director participation; and v) the ability to transfer or assign options granted under the Plan except for normal estate settlement purposes. Further, shareholder approval, excluding the votes of securities held directly or indirectly by insiders benefiting from the amendment, is required for: i) a reduction in the exercise price or purchase price of the common shares; or ii) an extension of the term under the Plan, which is of benefit to an insider of the Corporation.

Notwithstanding the foregoing, the following may not be amended without approval of shareholders: i) amendment provisions granting additional powers to the Board to amend the plan or entitlements without security holder approval; or (ii) changes to the insider participation limits which result in the security holder approval to be required on a disinterested basis.

EMPLOYEE SHARE PURCHASE PLAN

On August 1, 1999, the Corporation established an employee share purchase plan (referred to in this section as the "ESPP"). The purpose of the ESPP is to assist participating employees of the Corporation to purchase Common Shares by having the Corporation contribute to the ESPP in accordance with the terms of the ESPP.

Full time employees that have completed at least three months employment with the Corporation may elect to participate in the ESPP.

Each participant may elect to contribute up to 5% of their earnings (including regular rate of salary or wage, overtime and bonuses but excluding other non-standard employment income from the Corporation). The Corporation contributes common shares in an amount equal to 50% of even whole shares of the participant's designated contribution as determined at period end. This issue price for common shares purchased under the ESPP is based on a weighted average market price of the commons shares on the TSX for either the first or last five business days of a relevant period, whichever is less.

The maximum number of common shares available for issue under the ESPP shall be 5% of the Corporation’s common shares issued and outstanding from time to time. The number of common shares issuable to insiders, at any time, under all security based compensation arrangements, shall not exceed 10% of the issued and outstanding common shares. Also, the number of common shares issued to insiders, within any one year period, under all security based compensation arrangements, cannot exceed 10% of the issued and outstanding common shares. The number of common shares issuable to non-executive directors, at any time, under all security based compensation arrangements, shall not exceed 1% of issued and outstanding common shares. Also, the number of common shares issued to non-executive directors, within any one year period, under all security based compensation arrangements, cannot exceed 1% of the issued and outstanding common shares.

The interest of a participant under the ESPP is not transferable. The common shares contributed by the Corporation on a participant's behalf shall vest in him on the earlier of: (i) December 31 of the period in which the contribution was made, so long as he is still a participant in the employee purchase plan; (ii) on the death of a participant; or (iii) on the retirement of the participant from the Corporation. If a participant terminates his service with the Corporation, retires, or dies, he shall be entitled to receive from the trustee stock certificates based on the whole number of common shares that have vested in him, plus a cash settlement for any remaining cash balance in the participant's account. In the event a participant is on an approved leave of absence or becomes totally disabled, for the purposes of the ESPP such an event shall not be deemed to be a termination of employment until the participant so elects.

Effective as of December 31, 2014, 7,799,148 common shares vested under the ESPP. This represented 4.1 percent of the Corporation's issued and outstanding common shares as of such date.

The Board may amend, suspend or terminate the ESPP, or any portion thereof, at any time, subject to those provisions of applicable law (including, without limitation, the rules, regulations and policies of the TSX), if any, that require the approval of shareholders or any governmental or regulatory body.

Without limiting the generality of the foregoing, the Board may at any time make the following amendments to the ESPP: i) amendments which are of a housekeeping nature, including any amendment required to cure any ambiguity, error or omission in the ESPP or to correct or supplement any provision of the ESPP that is inconsistent with any other provision of the ESPP; ii) a change to the vesting provisions of any share or the ESPP; iii) a change to the termination provisions of the ESPP; iv) amendments respecting the amount of, manner of payment of, suspension of or notice respecting a Participant’s contributions or shares contributed by the Corporation and all matters related thereto; v) the addition of a financial assistance provision; vi) a change to a financial assistance provision; vii) amendments necessary to comply with the provisions of applicable law (including, without limitation, the rules, regulations and policies of the TSX); viii) a change to the enrollment provisions of the ESPP; ix) revisions to the eligibility requirements of the ESPP including limiting or expanding the class of persons that may participate in the ESPP; x) a change to the method of allocation, acquisition and vesting of shares under the ESPP; xi) amendments respecting the treatment of dividends and voting rights; xii) a change to the settlement procedure and satisfaction of participant rights under the ESPP and all matters supplemental thereto; and xiii) any other amendment, whether fundamental or otherwise, not requiring shareholder approval under applicable law (including, without limitation, the rules, regulations and policies of the TSX).

Subject to the foregoing and without intending to require any additional shareholder approval for any existing provisions of the ESPP, shareholder approval will be required for any amendments to the ESPP which result in: i) a change to the limit on employee contributions under the ESPP; ii) where the Corporation makes no contribution under the ESPP, a discount being applied to the issue price of a common share under the ESPP where such discounted issue price is less than 80% of the undiscounted issue price; iii) where the Corporation makes a contribution under the ESPP, an increase in Corporation contributions such that the Corporation contributes an amount greater than 20% of participant contributions; iv) the extension of any offering period to a period greater than 27 months; and v) potential dilution under the ESPP, when combined with all other equity-based plans, being 10% of outstanding common shares or more.

Notwithstanding the foregoing, the following may not be amended without approval of shareholders: i) a change to the number of Common Shares reserved or the fixed maximum percentage of Common Shares issuable under the Plan; ii) amendment provisions granting additional powers to the Board to amend the plan or entitlements without shareholder approval; or iii) changes to the insider participation limits which result in the shareholder approval to be required on a disinterested basis.

The Board approved changes to eligibility provisions of the ESPP on December 13, 2012 pursuant to the foregoing amending provisions. The change allows all employees that have completed at least three months employment with the Corporation to participate in the ESPP.

INDEBTEDNESS OF DIRECTORS AND EXECUTIVE OFFICERS

No directors, executive officers or their respective associates or affiliates, were indebted to the Corporation as of the end of the most recently completed financial year or as at the date hereof.

DIRECTORS’ AND OFFICERS’ LIABILITY INSURANCE

The Corporation maintains a directors' and officers' liability insurance policy. Coverage is limited to $20 million per occurrence and to an aggregate total of $20 million in each policy year subject to a $100,000 deductible ($250,000 on Security claims) to be paid by the Corporation. The annual premium is $184,500.

COMMUNICATION WITH THE BOARD OF DIRECTORS

Shareholders or other interested parties who wish to communicate with the Board should send their requests in writing to: Claude Resources Inc., Board of Directors, c/o Corporate Secretary, 200, 219 Robin Crescent, Saskatoon, SK S7L 6M8 or via e-mail to clauderesources@clauderesources.com, Attention: Board of Directors.

OTHER MATTERS

Management of the Corporation knows of no amendments, variations or other matters to come before the Meeting other than the matters referred to in the Notice. However, if any matters other than those referred to herein should be presented at the Meeting, the persons named in the enclosed proxy are authorized to vote the shares represented by the proxy in accordance with their best judgement.

ADDITIONAL INFORMATION

Additional information relating to the Corporation is on SEDAR at www.sedar.com. Financial information is provided in the Corporation’s consolidated financial statements and management’s discussion and analysis (MD&A) for its most recently completed financial year, also filed on SEDAR.

DIRECTORS’ APPROVAL

The contents and the sending of this Management Information Circular has been approved by the Board of Directors.

BY ORDER OF THE BOARD OF DIRECTORS

Brian R. Booth, P.Geo.	Richard Johnson, CPA, CA
Chair	Vice President of Finance &
Chief Financial Officer

Saskatoon, Saskatchewan
March 26, 2015

 Appendix A

Corporate Governance Disclosure Required Under NI 58-101

1.	Board of Directors

(a)	Disclose the identity of directors who are independent.	The Board has determined that four of the five directors nominated for reelection are considered “independent” within the meaning of Board adopted Independence Standards which are based on applicable laws, rules and regulations. The four independent directors are Brian Booth, Rita Mirwald, Patrick Downey and Arnold Klassen.

(b)	Disclose the identity of directors who are not independent, and describe the basis for that determination.	Brian Skanderbeg is the President & Chief Executive Officer of the Corporation and is therefore not independent.

(c)	Disclose whether or not a majority of the directors are independent.	Four of five directors nominated for re-election are independent.

(d)	If a director is presently a director of any other issuer that is a reporting issuer (or the equivalent) in a jurisdiction or a foreign jurisdiction, identify both the director and the other issuer.	Such other directorships have been disclosed in the “Election of Directors” section of this Management Information Circular.
(e)	Disclose whether or not the independent directors hold regularly scheduled meetings at which non-independent directors and members of management are not in attendance.	At each of its meetings the Board and its Committees are given the opportunity to meet independently of Management and non-independent directors at the request of any independent director.

(f)	Disclose whether or not the chair of the Board is an independent director.	Effective January 1, 2015, Brian Booth was appointed Chair of the Board - he is an independent director. In addition to chairing all Board meetings and setting the Board’s agenda, the Chair’s role is to facilitate and chair discussions among the Corporation’s independent directors. The Chair reviews any comments or requests made by an independent director and oversees the process by which information to independent directors is made available regarding the Corporation’s activities.

(g)	Disclose the attendance record of each director for all Board meetings held since the beginning of the issuer’s most recently completed financial year.	The attendance record for each director is fully disclosed in the “Election of Directors” section of the Management Information Circular.

2. Mandate of the Board of Directors

	Disclose the text of the Board’s written mandate.	The Board’s mandate is attached to the Management Information Circular as Appendix B.

3. Position Description

(a)	Disclose whether or not the Board has developed written position descriptions for the chair and the chair of each Board Committee.	Position descriptions for the Chair of the Board and each Board Committee chair have been developed and approved by the Board. The Board and Committee mandates set out each Chair’s duties and responsibilities. Position descriptions are reviewed on an annual basis.

(b)	Disclose whether or not the Board and the CEO have developed a written position description for the CEO.	A written position description for the CEO has been developed and approved by the Board.

4. Orientation and Continuing Education

(a)	Briefly describe what measures the Board takes to orient new directors regarding the role of the Board, its Committees and its directors and the nature and operation of the issuer’s business.	The Corporation has an orientation and education program in place for current and new directors. All new directors receive a manual containing a record of historical public information about the Corporation, as well as the mandates of the Board, its Committees, and other relevant corporate and business information, including property tours. New directors are encouraged to learn from existing directors and senior executives. In connection with new appointments the orientation program is reviewed regularly.

(b)	Briefly describe what measures, if any, the Board takes to provide continuing education for its directors.	Continuing education opportunities are directed at enabling individual directors to maintain or enhance their skills and abilities as directors. Directors are regularly briefed on strategic issues, regulatory developments, including environmental and safety issues, and other issues that may materially impact the Corporation.

5. Ethical Business Conduct

(a)	Disclose whether or not the Board has adopted a written code for the directors, officers and employees. If the Board has adopted a written code:	The Board has adopted written codes of ethics for directors, officers and employees. The complete text of these codes can be found at www.clauderesources.com and are available in print to any shareholder who requests them.

(i)	disclose how a person or company can obtain a copy of the code;	The Board oversees annual compliance certification from each director, officer and employee.

(ii)	describe how the Board monitors compliance with its code, or if the Board does not monitor compliance, explain whether and how the Board satisfies itself regarding compliance with its code; and	Management updates the Board on compliance with the Code as necessary.

(iii)	provide a cross-reference to any material change report filed since the beginning of the issuer’s most recently completed financial year that pertains to any conduct of a director or executive officer that constitutes a departure from the code.	No material change reports have been filed since the beginning of the Corporation’s most recently completed financial year that pertains to any conduct of a director or executive officer that constitutes a departure from the Corporation’s Code of Ethics.

(b)	Describe any steps the Board takes to ensure directors exercise independent judgment in considering transactions and agreements in respect of which a director or executive officer has a material interest.	Each director must disclose all actual or potential conflicts of interest and refrain from voting on matters in which the director has a conflict.

(c)	Describe any other steps the Board has taken to encourage and promote a culture of ethical business conduct.	The Board has approved a “whistle blower policy”, to promote, among other things, the disclosure and reporting of any questionable accounting or auditing matters, fraudulent or misleading financial information and violations of the Code of Ethics. Whistleblower reports are provided to the Audit Committee quarterly.

6. Nomination of Directors

(a)	Describe the process by which the Board identifies new candidates for Board nomination.	The process for identifying and recommending the nomination of new Board candidates is set forth in the written mandate of the Board The Board will work with the CEO to determine the competencies and skills it considers necessary to complement each existing director.

(b)	Disclose whether or not the Board has a nominating Committee composed entirely of independent directors	The Nominating & Corporate Governance Committee was disbanded, effective January 1, 2014. The duties and responsibilities of this Committee have been assumed by the Board.

(c)	If the Board has a nominating Committee, describe the responsibilities, powers, and operation of the nominating Committee.	Not applicable.

7. Compensation

(a)	Describe the process by which the Board determines the compensation for the issuer’s directors and officers.	Director and officer compensation is generally established on the advice of independent consultants. As well, survey information on peer group mining companies is obtained from time to time.

(b)	Disclose whether or not the Board has a compensation Committee composed entirely of independent directors.	The Human Resources & Compensation Committee was disbanded effective July 1, 2014. Compensation duties and responsibilities will be assumed by the independent directors of the Board.

(c)	If the Board has a compensation Committee, describe the responsibilities, powers and operation of the compensation Committee.	Not applicable.

(d)	If a compensation consultant or advisor has, at any time since the beginning of the issuer’s most recently completed financial year, been retained to assist in determining compensation for any of the issuer’s directors and officers, disclose the identity of the consultant or advisor and briefly summarize the mandate for which they have been retained.	In 2014, the Human Resources & Compensation Committee engaged the services of Mercer (Canada) Limited, an independent compensation consultant, to provide advice and counsel on Chief Executive Officer compensation.

8.	Other Board Committees

	If the Board has standing Committee other than the audit and nominating, corporate governance and compensation Committees, identify the Committees and describe their function.	A description of the Corporation’s standing Committee’s is fully disclosed in the “Committee Reports” section of the Management Information Circular

9.	Assessments

	Disclose whether or not the Board, its Committees and individual directors are regularly assessed with respect to their effectiveness and contribution. If assessments are regularly conducted, describe the process used for the assessments.	Each year detailed, confidential questionnaires are completed that are designed to evaluate the effectiveness and contribution of the Board, the Committees and individual Directors.
The results of the evaluation are analyzed and reviewed by the Board who then consider whether any changes to the Board’s processes, composition or Committee structure is required. When necessary, Management is advised of any suggestions made by Directors for enhancement of processes to aid the work of the Board and its Committees.

The objective of the assessment is to ensure the continued effectiveness of the Board in the execution of its responsibilities and to contribute to a process of continuing improvement.

 Appendix B

Claude Resources Inc.

Board of Director’s Charter

I.	Purpose

The Board of Directors (the “Board”) of Claude Resources Inc. (the “Corporation”), elected by the Company’s shareholders, is responsible for the stewardship and oversight of the management of the Corporation and its business. Directors shall exercise their business judgement in a manner consistent with their fiduciary duties. In particular, directors are required to act honestly and in good faith, with a view to the best interests of the Company and to exercise the care, diligence and skill that a reasonably prudent person would exercise in comparable circumstances. The Board may delegate certain of its responsibilities and authority to management and its Committees.

II.	Composition

The Board shall be comprised of that number of Directors as shall be determined from time to time by the Board in accordance with the Corporation’s articles and bylaws.

III.	Meetings

The time and place of the meetings shall be held and the calling of the meetings and procedure in all things at these meetings shall be determined by the Board in accordance with the Corporation’s articles, bylaws and applicable laws. A majority of the members of the Board of Directors shall constitute a quorum.

The Chairman of the Board, in consultation with the appropriate members of Management, develops the agenda for Board Meetings. Information and materials that are important to the Board’s understanding of the agenda items are distributed in advance of the meeting.

Board members are expected to attend the Annual Meeting of Shareholders and all meetings of the Board and committees, in person or via teleconference, on which they serve. Directors must notify the Chairman of the Board of circumstances preventing attendance at a meeting.

IV.	Responsibilities and Duties

Managing the Affairs of the Board

The Board operates by delegating certain of its responsibilities and authority, including spending authorizations, to management and its committees and by reserving certain powers for itself. Any responsibility not delegated to management or a committee of the Board remains with the Board. Subject to the Articles and By-laws of the Company, the Board retains the responsibility for managing its own affairs, including:

a)	planning its composition and size;
b)	selecting its Chair and approving the Chair’s position description;
c)	nominating candidates for election to the Board;
d)	determining independence of Board members;
e)	appointing committees of the Board, membership of directors thereon, and its Chair; and
f)	assessing the effectiveness of the Board, committees and directors in fulfilling their responsibilities.

Management and Human Resources

The Board has the responsibility for:

a)	the appointment and succession of the Chief Executive Officer (the "CEO") and monitoring CEO performance, approving CEO compensation and providing advice and counsel to the CEO in the execution of the CEO’s duties;
b)	approving a position description for the CEO;
c)	reviewing CEO performance at least annually, against agreed-upon written objectives;
d)	approving decisions relating to senior management, including the:
i)	appointment and discharge of officers of the Company and members of the senior leadership team;
ii)	compensation and benefits for members of the senior leadership team;
iii)	acceptance of outside directorships on public companies by executive officers;
iv)	monitoring annual corporate objectives utilized in determining incentive compensation or other awards to officers;
e)	taking all reasonable steps to ensure succession planning programs are in place, including programs to train and develop management; and
f)	determining director compensation.

Strategy and Plans

The Board has the responsibility to:

a)	participate in strategic planning sessions to ensure that management develops, and ultimately approve, major corporate strategies and objectives;
b)	monitor management’s achievements in implementing major corporate strategies and objectives, in light of changing circumstances;
c)	approve capital commitment and expenditure budgets and related operating plans;
d)	approve financial and operating objectives used in determining compensation; and
e)	approve property divestitures and acquisitions of $1,500,000 or more.

Mineral Reserves & Mineral Resources

The Board has the responsibility for:

a)	the annual review of the Company’s mineral reserves and resources;
b)	the integrity of the Company’s reserves evaluation and reporting system;
c)	the Company’s compliance with legal and regulatory requirements related to reserves evaluation, preparation and disclosure;
d)	the qualifications and independence of the Company’s independent engineering consultants;
e)	the qualifications of the Company’s Qualified Persons;
f)	the adequacy of performance of the Company’s independent engineering consultants; and
g)	the business practices and ethical standards of the Company in relation to the preparation and disclosure of reserves.

Financial and Corporate Issues

The Board has the responsibility to:

a)	take reasonable steps to ensure the implementation and integrity of the Company’s internal control and management information systems;
b)	monitor operational and financial results;

c)	approve annual financial statements and related Management’s Discussion and Analysis, review quarterly financial results and approve the release thereof by management;
d)	approve the Management Proxy Circular, Annual Information Form, Form 40F/20F and documents incorporated by reference therein;
e)	approve financings and issue and repurchase of shares, issue and redemption of debt securities;
f)	approve appointment and monitor independence of external auditors;
g)	approve banking resolutions and significant changes in banking relationships;
h)	approve appointments, or material changes in relationships with corporate trustees;
i)	approve all awards of stock, stock options and other incentive compensation awards and other compensation to executive officers pursuant to the Company’s executive plans and programs;
j)	approve contracts, leases and other arrangements or commitments that may have a material impact on the Company;
k)	approve spending authority guidelines; and
l)	approve the commencement or settlement of litigation that may have a material impact on the Company.

Business and Risk Management

The Board has the responsibility to:

a)	take all reasonable steps to ensure that management has identified the principal risks of the Company’s business and implemented appropriate strategies to manage these risks, understands the principal risks and achieves a proper balance between risks and benefits;
b)	review reports on capital commitments and expenditures relative to approved budgets;
c)	review operating and financial performance relative to budgets or objectives;
d)	receive, on a regular basis, reports from its committees on matters relating to, among others, ethical conduct, environmental management, employee health and safety, human rights, and related party transactions; and
e)	assess and monitor management control systems by evaluating and assessing information provided by management and others (e.g. external auditors) about the effectiveness of management control systems.

Policies and Procedures

The Board has responsibility to:

a)	monitor compliance with all significant policies and procedures by which the Company is operated;
b)	direct management to ensure the Company operates at all times within applicable laws and regulations and to the highest ethical and moral standards;
c)	provide policy direction to management while respecting their responsibility for day-to-day management of the Company’s businesses; and
d)	review significant new corporate policies or material amendments to existing policies (including, for example, policies regarding business conduct, conflict of interest and the environment).

Compliance Reporting and Corporate Communications

The Board has the responsibility to:

a)	take all reasonable steps to ensure the Company has in place effective disclosure and communication processes with shareholders and other stakeholders and financial, regulatory and other recipients;
b)	approve interaction with shareholders on all items requiring shareholder response or approval;
c)	take all reasonable steps to ensure that the financial performance of the Company is adequately reported to shareholders, other security holders and regulators on a timely and regular basis;

d)	take all reasonable steps to ensure that financial results are reported fairly and in accordance with generally accepted accounting principles;
e)	take all reasonable steps to ensure the timely reporting of any other developments that have significant and material impact on the Company; and
f)	report annually to shareholders on the Board’s stewardship for the preceding year.

General Legal Obligations of the Board of Directors

The Board is responsible for:

a)	directing management to ensure legal requirements have been met and documents and records have been properly prepared, approved and maintained;
b)	approving changes in the By-laws and Articles of Incorporation, matters requiring shareholder approval, and agendas for shareholder meetings;
c)	approving the Company’s legal structure, name and logo; and
d)	performing such functions as it reserves to itself or which cannot, by law, be delegated to Committees of the Board or to management.

Appendix C

Summary of 2015 Rights Plan

The following is a brief summary of the principal terms of the 2015 Rights Plan. All capitalized terms used but not defined herein are defined in the 2015 Rights Plan.

Term

The 2015 Rights Plan will amend and restate the 2009 Rights Plan, effective immediately upon approval of the Rights Plan Resolution, and will expire at the time and on the date that the annual meeting of shareholders to be held in 2018 terminates, subject to earlier termination or expiration of the Rights as set out in the 2015 Rights Plan. If the 2015 Rights Plan is not approved at the Meeting, the 2009 Rights Plan and the outstanding Rights will terminate, and the 2015 Rights Plan will not take effect.

Issuance of Rights

The Board implemented the 2009 Rights Plan by authorizing the issue of one right (a "Right") in respect of each outstanding Common Share of the Corporation to holders of record as at 5:00 p.m. (Saskatoon time) on March 27, 2009 (the "Record Time") and one Right in respect of each Common Share issued after the Record Time and prior to the Separation Time and the Expiration Time. Such Rights are continued under the 2015 Rights Plan.

Exercise Price

Until the Separation Time, the Exercise Price of each Right is three times the Market Price, from time to time, per Common Share.

After the Separation Time, each Right may be exercised to purchase one Common Share at an Exercise Price per Right equal to three times the Market Price, as of the Separation Time, per Common Share.

The Exercise Price payable and the number of securities issuable upon the exercise of the Rights are subject to adjustment, from time to time, upon the occurrence of certain corporate events affecting the Common Shares, as described in the 2015 Rights Plan.

Separation Time

The Rights are not exercisable and do not trade separately from their associated Common Shares until the Separation Time. The Separation Time is the close of business on the 10th business day after the earlier of the first public announcement of facts indicating that a person has acquired Beneficial Ownership of 20% or more of the Common Shares of the Corporation or the commencement of, or first public announcement of, the intent of any person to commence a Take-over Bid which would result in such person having Beneficial Ownership of 20% or more of the Common Shares of the Corporation, or the date upon which a Permitted Bid ceases to be such, or such later time as the Board may determine in good faith.

Certificates and Transferability

Prior to the Separation Time, certificates for Common Shares will also evidence one Right for each Common Share represented by the certificate and Rights will not be transferable separately from the associated Common Shares. From and after the Separation Time, the Rights will be evidenced by Rights certificates which will be transferable and trade separately from the Common Shares.

Flip-In Event

Subject to certain exceptions, upon the acquisition by an Acquiring Person of 20% or more of the Common Shares (a "Flip-in Event") and following the Separation Time, each Right, other than a Right Beneficially Owned by an Acquiring Person, its affiliates and associates, their respective joint actors and certain transferees, may be exercised to purchase that number of Common Shares which have a Market Price equal to twice the Exercise Price, at a price equal to the Exercise Price. Rights beneficially owned by an Acquiring Person, its affiliates and associates, their respective joint actors and certain transferees will be void.

By way of example, if at the time the 2015 Rights Plan is triggered the market price of the Common Shares is $1.00 and the Exercise Price is $3.00, an eligible holder of a Right would be entitled to receive, upon payment of $3.00, a number of Common Shares as have a total market price equal to $6.00, that is, 6 Common Shares. This represents a 50% discount of the Market Price.

Permitted Bid Requirements

An Offeror can make a Take-over Bid and acquire Common Shares without triggering a Flip-In Event under the 2015 Rights Plan if the Take-over Bid qualifies as a Permitted Bid or a Competing Permitted Bid.

A Permitted Bid is one that: (i) is made by means of a Take-over Bid circular; (ii) is made to all holders of Common Shares; (iii) is open for at least 60 days; (iv) contains a condition that Common Shares may be deposited at any time and withdrawn until they are taken up and paid for; (v) contains a condition that no Common Shares will be taken up and paid for until at least 50% of the Independent Shareholders have tendered and not withdrawn; and (vi) contains a provision that, if 50% of the Independent Shareholders tender, the bidder will make an announcement to that effect and keep the bid open for at least 10 more business days.

For purposes of the foregoing, an Independent Shareholder is any holder of Common Shares, other than: (a) an Acquiring Person or an Offeror, subject to certain exceptions contained in the 2015 Rights Plan; (b) certain Affiliates and Associates of such Acquiring Person or Offeror; (c) any person acting jointly or in concert with such Acquiring Person or Offeror; and (d) any trustee of any employee benefit plan, share purchase plan, deferred profit sharing plan and any other similar plan or trust for the benefit of employees of the Corporation or any of its subsidiaries, unless the beneficiaries of the plan or trust direct the manner in which the Common Shares are to be voted or direct whether the Common Shares are to be tendered to a Take-over Bid.

A Competing Permitted Bid is a Take-over Bid that is made while a Permitted Bid is in existence. A Competing Permitted Bid must satisfy all of the requirements of a Permitted Bid, except that a Competing Permitted Bid is required to remain open until a date that is no earlier than the later of 35 days following the date of the Take-over Bid constituting the Competing Permitted Bid, and 60 days after the date on which the earliest Permitted Bid or Competing Permitted Bid which preceded the Competing Permitted Bid was made.

Acquiring Person

An Acquiring Person is a person who is the Beneficial Owner of 20% or more of the then outstanding Common Shares. The 2015 Rights Plan provides certain exceptions to the definition of Acquiring Person, including the Corporation or any subsidiary and a person who acquires 20% or more the outstanding Common Shares through a Permitted Bid acquisition or certain prescribed exemption acquisitions.

Beneficial Ownership

In general, a person is deemed to Beneficially Own securities actually held by others in circumstances where those holdings are or should be grouped together for purposes of the 2015 Rights Plan. Included are holdings by the person's Affiliates and Associates. Also included are securities that the person or any of the person's Affiliates or Associates has the right to acquire within 60 days (other than customary agreements with and between underwriters and banking group or selling group members with respect to a distribution of securities and other than pursuant to pledges of securities in the ordinary course of business or agreements between the Corporation and any person relating to an amalgamation, merger, arrangement, business combination or other similar transaction (statutory or otherwise) that is conditional upon the approval of the shareholders of the Corporation to be obtained prior to such person acquiring such securities).

A person is also deemed to Beneficially Own any securities that are Beneficially Owned (as described above) by any other person with which, and in respect of which security, such person is acting jointly or in concert. A person is acting jointly or in concert with any other person who is a party to an agreement, commitment, arrangement or understanding with the first person for the purpose of acquiring or offering to acquire Common Shares and/or Convertible Securities.

Exclusions from the Definition of Beneficial Ownership

The definition of Beneficial Ownership contains several exclusions whereby a person is not considered to Beneficially Own a security. There are exemptions from the deemed Beneficial Ownership provisions for certain institutional shareholders acting in the ordinary course of business and the performance of their duties. These exemptions apply to Investment advisors (for client accounts), trust companies (acting in their capacity as trustees or administrators), pension plans or funds registered under Canadian or U.S. laws, statutory bodies whose business includes the management of funds (for employee benefit plans, pension plans, or insurance plans of various public bodies) and administrators or trustees of registered pension plans or funds, provided they are not making, either alone or jointly or in concert with any other person, a Take-Over Bid.

Permitted Lock-Up Agreements

A person will not be deemed to Beneficially Own any securities that are the subject of a Permitted Lock-Up Agreement.

A Permitted Lock-Up Agreement is an agreement (the "Lock-Up Agreement") between a person and one or more holders of Common Shares (each a "Locked-Up Person") pursuant to which such Locked-Up Person agrees to deposit or tender Common Shares to a Take-over Bid (the "Lock-Up Bid") made or to be made by the person or any of such person's Affiliates or Associates or any other person with which, and in respect of which security, such person is acting jointly or in concert, provided that: (i) the terms of such Lock-Up Agreement are publicly disclosed and a copy is made available to the public (including the Corporation) within prescribed time periods; (ii) the Lock-Up Agreement permits such Locked-Up Person to terminate its obligations: (a) where the price or value of the consideration per Common Share offered under such other Take-over Bid or transaction exceeds the price or value of the consideration per Common Share offered under the Lock-Up Bid, or exceeds by as much as or more than a specified amount ("Specified Amount") the price or value of the consideration per Common Share at which the Locked-Up Person has agreed to deposit or tender Common Shares to the Lock-Up Bid, provided that such Specified Amount is not greater than 7% of the price or value of the consideration per Common Share offered under the Lock-Up Bid; and (b) if the number of Common Shares offered to be purchased under the Lock-Up Bid is less than 100% of the Common Shares held by Independent Shareholders where the price or value of the consideration per Common Share offered under such other Take-over Bid or transaction is not less than the price or value of the consideration per Common Share offered under the Lock-Up Bid and the number of Common Shares to be purchased under such other Take-over Bid or transaction exceeds the number of Common Shares that the Offeror has offered to purchase under the Lock-Up Bid, or exceeds by as much as or more than a specified number (the "Specified Number") the number of Common Shares that the Offeror has offered to purchase under the Lock-Up Bid, provided that the Specified Number is not greater than 7% of the number of Common Shares offered under the Lock-Up Bid.

For greater certainty, such Lock-Up Agreement may contain a right of first refusal or require a period of delay to give the Offeror under the Lock-Up Bid an opportunity to match the higher price, value or number in such other take-over bid or transaction, or other similar limitation on a Locked-Up Person's right to withdraw Common Shares from the Lock-Up Agreement, so long as the limitation does not preclude the exercise by the Locked-Up Person of the right to withdraw Common Shares in sufficient time to deposit or tender to the other take-over bid or support the other transaction.

In addition, no "break-up" fees, "top-up" fees, penalties, expenses or other amounts that exceed in the aggregate the greater of the cash equivalent of 2.5% of the price or value of the consideration payable under the Lock-Up Bid to a Locked-Up Person, and 50% of the amount by which the price or value of the consideration payable under another takeover bid or other transaction to a Locked-Up Person exceeds the price or value of the consideration that such Locked-Up Person would have received under the Lock-Up Bid, shall be payable by a Locked-Up Person pursuant to the Lock-Up Agreement in the event that the Locked-Up Bid is not successfully concluded or if any Locked-Up Person fails to deposit or tender Common Shares to the Lock-Up Bid or withdraws Common Shares previously deposited or tendered thereto in order to deposit or tender to another Take-over Bid or support another transaction.

Redemption

The Rights may be redeemed in certain circumstances:

Redemption of Rights on Approval of Holders of Common Shares and Rights. The Board of Directors acting in good faith may, with the prior approval of the holders of Common Shares or Rights, at any time prior to the occurrence of a Flip-In Event that has not been waived, elect to redeem all but not less than all of the outstanding Rights at a redemption price of $0.00001 per Right (the "Redemption Price"), subject to adjustment for anti-dilution as provided in the 2015 Rights Plan.

If such redemption of Rights is proposed at any time prior to the Separation Time, such redemption or waiver shall be submitted for approval to the holders of Common Shares. Such approval shall be deemed to have been given if the redemption or waiver is approved by the affirmative vote of a majority of the votes cast by Independent Shareholders.

If such redemption of Rights is proposed at any time after the Separation Time, such redemption shall be submitted for approval to the holders of Rights. Such approval shall be deemed to have been given if the redemption is approved by holders of Rights by a majority of the votes cast by the holders of Rights (other than Rights which are Beneficially Owned by any Person who would not qualify as an Independent Shareholder).

Deemed Redemption. If a person who has made a Permitted Bid, a Competing Permitted Bid or an Exempt Acquisition in respect of which the Board of Directors has waived or has been deemed to have waived the application of the 2015 Rights Plan consummates the acquisition of the Common Shares and/or Convertible Securities, the Board of Directors shall be deemed to have elected to redeem the Rights for the Redemption Price.

Redemption of Rights on Withdrawal or Termination of Bid. Where a Take-over Bid that is not a Permitted Bid Acquisition expires, is withdrawn or otherwise terminates after the Separation Time and prior to the occurrence of a Flip-In Event, the Board of Directors may elect to redeem all the outstanding Rights at the Redemption Price. Upon the Rights being so redeemed, all the provisions of the 2015 Rights Plan shall continue to apply as if the Separation Time had not occurred and Rights Certificates had not been mailed, and the Separation Time shall be deemed not to have occurred and Rights shall remain attached to the outstanding Common Shares.

Waiver

The Board of Directors may waive the application of the 2015 Rights Plan in certain circumstances:

Discretionary Waiver respecting Acquisition not by Take-over Bid Circular. The Board of Directors may, with the prior approval of the holders of Common Shares, at any time prior to the occurrence of a Flip-In Event that would occur by reason of an acquisition of Common Shares otherwise than pursuant to a Take-over Bid made by means of a Take-over Bid circular sent to all holders of Common Shares, waive the application of the 2015 Rights Plan to such Flip-In Event. If the Board of Directors proposes such a waiver it shall extend the Separation Time to a date after the meeting of shareholders but not more than 10 business days thereafter.

If such waiver of Rights is proposed at any time prior to the Separation Time, such waiver shall be submitted for approval to the holders of Common Shares. Such approval shall be deemed to have been given if the waiver is approved by the affirmative vote of a majority of the votes cast by Independent Shareholders.

If such waiver of Rights is proposed at any time after the Separation Time, such waiver shall be submitted for approval to the holders of Rights. Such approval shall be deemed to have been given if the waiver is approved by holders of Rights by a majority of the votes cast by the holders of Rights (other than Rights which are Beneficially Owned by any Person who would not qualify as an Independent Shareholder).

Discretionary Waiver respecting Acquisition by Take-over Circular and Mandatory Waiver of Concurrent Bids. The Board may, prior to the occurrence of a Flip-In Event that would occur by reason of an acquisition of Common Shares pursuant to a Take-over Bid made by means of a Take-over Bid circular sent to all holders of Common Shares, waive the application of the 2015 Rights Plan to such a Flip-In Event, provided that if the Board of Directors waives the application of the 2015 Rights Plan to such a Flip-In Event, the Board of Directors shall be deemed to have waived the application of the 2015 Rights Plan in respect of any other Flip-In Event occurring by reason of any such Take-over Bid made by means of a Take-over Bid circular sent to all holders of Common Shares prior to the expiry of the Take-over Bid for which a waiver is, or is deemed to have been, granted.

Waiver of Inadvertent Acquisition. The Board may waive the application of the 2015 Rights Plan in respect of the occurrence of any Flip-In Event if: (i) the Board of Directors has determined that a person became an Acquiring Person under the 2015 Rights Plan by inadvertence and without any intent or knowledge that it would become an Acquiring Person; and (ii) the Acquiring Person has reduced its Beneficial Ownership of Common Shares such that at the time of waiver the person is no longer an Acquiring Person.

Supplements and Amendments

The Corporation may make changes to the 2015 Rights Plan to correct any clerical or typographical error or to maintain the validity of the 2015 Rights Plan as a result of any change in any applicable legislation, rules or regulation. The Corporation may also, by resolution of the Board acting in good faith, make changes to the 2015 Rights Plan prior to the Meeting.

The Corporation may, with the approval of the holders of Common Shares, at any time prior to the Separation Time, make changes to, confirm or rescind the 2015 Rights Plan and the Rights (whether or not such action would materially adversely affect the interests of the holders of Rights generally). Such approval shall be deemed to have been given if the change is approved by the affirmative vote of a majority of the votes cast by Independent Shareholders.

The Corporation may, with the approval of the holders of Rights, at any time on or after the Separation Time, make changes to, confirm or rescind the 2015 Rights Plan and the Rights (whether or not such action would materially adversely affect the interests of the holders of Rights generally). Such approval shall be deemed to have been given if the change is approved by holders of Rights by a majority of the votes cast by the holders of Rights (other than Rights which are Beneficially Owned by any Person who would not qualify as an Independent Shareholder).

Appendix D

By-Law No. 3 - Advance Notice Policy

INTRODUCTION

Claude Resources Inc. (the "Company") is committed to: (i) facilitating an orderly and efficient annual general or, where the need arises, special meeting, process; (ii) ensuring that all shareholders receive adequate notice of director nominations and sufficient information with respect to all nominees; and (iii) allowing shareholders to register an informed vote.

The purpose of this By-Law No. 3 - Advance Notice Policy (the "Bylaw") is to provide shareholders, directors and management of the Company with a clear framework for nominating directors. This Bylaw fixes a deadline by which holders of record of common shares of the Company must submit director nominations to the Company prior to any annual or special meeting of shareholders and sets forth the information that a shareholder must include in the notice to the Company for the notice to be in proper written form in order for any director nominee to be eligible for election at any annual or special meeting of shareholders.

It is the position of the Company that this Bylaw is in the best interests of the Company, its shareholders and other stakeholders. This Bylaw will be subject to an annual review, and will reflect changes as required by securities regulatory authorities, stock exchanges or so as to meet industry standards.

NOMINATION OF DIRECTORS

1.	Subject only to The Canada Business Corporations Act (the "Act") and the articles of the Company, only persons who are nominated in accordance with the following procedures shall be eligible for election as directors of the Company. Nominations of persons for election to the Board of Directors of the Company (the "Board") may be made at any annual meeting of shareholders, or at any special meeting of shareholders if one of the purposes for which the special meeting was called was the election of directors. Such nominations may be made in the following manner:

(a)	by or at the direction of the Board, including pursuant to a notice of meeting;

(b)	by or at the direction or request of one or more shareholders of the Company pursuant to a "proposal" made in accordance with the provisions of the Act, or a requisition of a meeting of the shareholders made in accordance with the provisions of the Act; or

(c)	by any person (a "Nominating Shareholder") who: (i) at the close of business on the date of delivery by the Nominating Shareholder of the notice provided for below in this Bylaw and at the close of business on the record date for notice of such meeting, is entered in the securities register of the Company as a holder of one or more shares carrying the right to vote at such meeting or who beneficially owns shares that are entitled to be voted at such meeting and provides evidence of such beneficial ownership to the Company; and (ii) complies with the notice procedures set forth below in this Bylaw.

2.	In addition to any other requirements under applicable laws, for a nomination to be made by a Nominating Shareholder, the Nominating Shareholder must have delivered notice thereof that is both timely (in accordance with paragraph 3 below) and in proper written form (in accordance with paragraph 4 below) to the Corporate Secretary of the Company at the principal executive offices of the Company.

3.	To be timely, a Nominating Shareholder's notice to the Corporate Secretary of the Company must be:

(a)	in the case of any annual meeting of shareholders, not less than 30 days prior to the date of the annual meeting of shareholders; provided, however, that in the event that the annual meeting of shareholders is to be held on a date that is less than 50 days after the date (the "Notice Date") on which the first public announcement of the date of the annual meeting was made, notice by the Nominating Shareholder may be made not later than the close of business on the tenth (10th) day following the Notice Date; and

(b)	in the case of a special meeting of shareholders (which is not also an annual meeting) if one of the purposes for which the special meeting was called was the election of directors (whether or not called for other purposes), not later than the close of business on the fifteenth (15th) day following the day on which the first public announcement of the date of the special meeting of shareholders was made.

The time periods for the giving of a Nominating Shareholder's notice set forth above shall in all cases be determined based on the actual date of the applicable annual meeting or special meeting of shareholders. For greater certainty, any adjournment or postponement of a meeting of shareholders or the announcement thereof commence a new time period for the giving of such notice.

4.	To be in proper written form, a Nominating Shareholder's notice to the Corporate Secretary of the Company must set forth:

(a)	as to each person whom the Nominating Shareholder proposes to nominate for election as a director: (i) the name, age, business address and residential address of the person; (ii) the principal occupation, business or employment of the person for the most recent 5 years, and the name and principal business of any company in which any such employment is carried on; (iii) the citizenship of such person; (iv) the number of securities of each class or series of securities in the capital of the Company which are owned beneficially or of record by the person or under the control or direction, directly or indirectly, of the person as of the record date for the meeting of shareholders (if such date shall then have been made publicly available and shall have occurred) and as of the date of such notice; and (v) any other information relating to the person that would be required to be disclosed in a dissident's proxy circular in connection with solicitations of proxies for election of directors pursuant to the Act and Applicable Securities Laws (as defined below); and

(b)	as to the Nominating Shareholder giving the notice: (i) in the name and address of such Nominating Shareholder, as they appear on the securities register of the Company; (ii) the number of securities of each class or series of securities of the Company owned of record and beneficially by, or under the control or direction of, directly or indirectly, such Nominating Shareholder; (iii) full particulars regarding any agreement, arrangement or understanding with respect to the nomination between or among such Nominating Shareholder, any of their respective affiliates or associates, and any other person acting jointly or in concert with any of the foregoing, including the nominee; (iv) full particulars regarding any agreement, arrangement or understanding (including any derivative or short positions, profit interests, options, warrants, convertible securities, stock appreciation or similar rights, hedging transactions, and borrowed or loaned shares) that has been entered into as of the date of the notice by, or on behalf of, such Nominating Shareholder, whether or not the instrument or right shall be subject to settlement in underlying securities of the Company, the effect or intent of which is to mitigate loss to, manage risk or benefit of share price changes for, or increase or decrease the voting power of, such Nominating Shareholder with respect to securities of the Company; (v) full particulars regarding any proxy, contract, agreement, arrangement or understanding pursuant to which such Nominating Shareholder has a right to vote or direct or control the voting of any securities of the Company; and (vi) any other information relating to such Nominating Shareholder that would be required to be made in a dissident's proxy circular in connection with solicitations of proxies for election of directors pursuant to the Act and Applicable Securities Laws.

The Company may require any proposed nominee to furnish such other information as may reasonably be required by the Company, including a written consent to act in form and content satisfactory to the Company, to (i) determine the eligibility of such proposed nominee to serve as an independent director of the Company or that could be material to a reasonable shareholder's understanding of the independence and/or qualifications, or lack thereof, of such proposed nominee; or (ii) satisfy the requirements of applicable stock exchange rules.

In addition, a Nominating Shareholder's notice shall be promptly updated and supplemented, if necessary, so that the information provided or required to be provided in such notice shall be true and correct as of the record date for the meeting.

5.	No person shall be eligible for election as a director of the Company unless nominated in accordance with the provisions of this Bylaw; provided, however, that nothing in this Bylaw shall be deemed to preclude discussion by a shareholder (as distinct from the nomination of directors) at a meeting of shareholders of any matter that is properly before such meeting pursuant to the provisions of the Act or the discretion of the Chairman of the meeting. The Chairman of the meeting shall have the power and duty to determine whether a nomination was made in accordance with the procedures set forth in the foregoing provisions and, if any proposed nomination is not in compliance with such foregoing provisions, to declare that such defective nomination shall be disregarded.

6.	For purposes of this Bylaw:

(a)	"public announcement" shall mean disclosure in a press release reported by a national news service in Canada, or in a document publicly filed by the Company under its profile on the System of Electronic Document Analysis and Retrieval at www.sedar.com; and

(b)	"Applicable Securities Laws" means the applicable securities legislation of each relevant province and territory of Canada, as amended from time to time, the rules, regulations and forms made or promulgated under any such statute and the published national instruments, multilateral instruments, policies, bulletins and notices of applicable securities commission and similar regulatory authority of each province and territory of Canada.

7.	Notwithstanding any other provision of this Bylaw, notice given to the Corporate Secretary of the Company pursuant to this Bylaw may only be given by personal delivery, facsimile transmission or by email (at such email address as may be stipulated from time to time by the Corporate Secretary of the Company for purposes of this notice), and shall be deemed to have been given and made only at the time it is served by personal delivery to the Corporate Secretary at the address of the principal executive offices of the Company, email (at the address as aforesaid) or sent by facsimile transmission (provided that receipt of confirmation of such transmission has been received); provided that if such delivery or electronic communication if made on a day which is not a business day or later than 5:00 p.m. (Saskatchewan time) on a day which is a business day, then such delivery or electronic communication shall be deemed to have been made on the next following day that is a business day.

8.	Notwithstanding the foregoing, the Board may, in its sole discretion, waive any requirement in this Bylaw.

EFFECTIVE DATE

This Bylaw was approved and adopted by the Board on February 19, 2015 (the "Effective Date") and is and shall be effective and in full force and effect in accordance with its terms and conditions from and after such date. Notwithstanding the foregoing, if this Bylaw is not approved by ordinary resolution of shareholders of the Company present in person or voting by proxy at the next meeting of those shareholders validly held following the Effective Date, then this Bylaw shall terminate and be void and of no further force and effect following termination of such meeting of shareholders.